Exhibit D

Government of Jamaica

This description of the Government of Jamaica is dated as of April 27, 2005 and appears as Exhibit D to the Government of Jamaica’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2005.

EXCHANGE RATES

The following table shows exchange rate information for the selling of US dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica for US dollars on April 22, 2005 was J$61.66 per US$1.00.

Foreign Exchange Rates

Year	Month	Average for Period(1)	End of Period	Percentage Change (End of Period)
		(spot weighted average ask in J$ for US$)
2000		43.32	45.53	9.92
2001		46.19	47.40	4.11
2002		48.73	50.97	7.53
2003		58.22	60.62	18.93
2004		61.39	61.63	1.67
2005	January	61.76	61.87	0.39	(2)
	February	61.93	61.91	0.06	(2)
	March	61.68	61.54	(0.60	)(2)

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.

(2)	As compared to the prior month.

Source: Bank of Jamaica.

PRESENTATION OF CERTAIN INFORMATION

All references in this annual report on Form 18-K to “Jamaica” are to the Government of Jamaica. All references to “JA dollars” and “J$” are to Jamaica dollars, all references to “US dollars” and “US$” are to the lawful currency of the United States of America and all references to “€” are to euro. Historical amounts translated into JA dollars or US dollars have been converted at historical rates of exchange. References to annual periods (e.g., “2004”) refer to the calendar year ended December 31, and references to fiscal year or FY (e.g., “FY 2003/04” or “FY 2004/05”) refer to Jamaica’s fiscal year ended March 31. All references to “tonnes” are to metric tonnes. Jamaica publishes external economy information, such as external debt and goods and services exported, in US dollars. All international currencies, such as external debt denominated in Euro, are translated into US dollars. Domestic economy information is published by Jamaica in Jamaica dollars. The base year for gross domestic product data contained in this Form 18-K was changed in 2003 from 1986 to 1996. Components contained in tabular information in this annual report on Form 18-K may not add to totals due to rounding. The term “N/A” is used to identify economic or financial data that is not presented for a particular period because it is not applicable to such period and “n.a.” for economic or financial data that is not available.

Statistical information included in this report is the latest official data publicly available. Financial data provided may be subsequently revised in accordance with Jamaica’s ongoing maintenance of its economic data.

JAMAICA

History

Originally settled by the Arawak Indians, Jamaica was first visited by Christopher Columbus in 1494 on his second voyage to the New World. Jamaica’s name derives from the Arawak word “Xaymaca”, which means “Land of Wood and Water”. In 1655 Admiral William Penn and General Robert Venables led a British force that conquered the island, ousting the Spaniards. Over the next 40 years, Jamaica became the stronghold of the Caribbean buccaneers who transformed Port Royal, then the island’s commercial center, into the richest city in the New World. The sugar industry, supported to a great extent by slaves transported from Africa until the abolition of slavery in 1834, formed the basis of the island’s economy. During its three centuries as a British colony, Jamaica was variously administered by a governor and a planter-controlled legislature, by British Crown Colony rule from London, England, and by limited representative government in the late 19th and early 20th centuries. The government granted universal adult suffrage in 1944. From 1958 to 1961, Jamaica was a member of the now-defunct West Indies Federation, which encompassed all of Britain’s Caribbean colonies. Although plans for independence first appeared in the 1940’s, internal self-government did not begin until 1959. On August 6, 1962, Jamaica became an independent country within the British Commonwealth.

The historical development of the island has influenced Jamaican national symbols. Jamaica’s flag, a diagonal cross of gold on a green and black background, represents the statement, “The sun shineth, the land is green and the people are strong and creative”. The national crest incorporates the original Arawak inhabitants with the legend “Out of Many, One People”, which reflects the country’s multiracial heritage. Jamaica’s reggae music enjoys international renown.

Territory and Population

Jamaica, the third-largest island in the Caribbean Sea, is located 558 miles (898 kilometers) southeast of Miami, Florida, 90 miles (144.8 kilometers) south of Cuba and 100 miles (160.9 kilometers) southwest of Haiti. The island has an area of 4,411 square miles (11,420 square kilometers), and its highest point is the Blue Mountain Peak, which rises 7,402 feet (2,256 meters) above sea level. The capital city, Kingston, located on the island’s southeast coast, also serves as Jamaica’s major commercial center. The natural harbor in Kingston is the seventh largest in the world. The country’s second-largest city, Montego Bay, located on the island’s northwest coast, is Jamaica’s main center for tourism. See “The Jamaican Economy — Principal Sectors of the Economy — Tourism”.

From 2000 to 2004, Jamaica’s population grew at an average rate of approximately 0.5% per year. At December 31, 2004, Jamaica’s population was estimated at 2,650,900, a 0.5% increase over the December 31, 2003 population of 2,638,300. The last official census taken in 2001 indicated that 48.0% of Jamaica’s population lives in rural areas, while 52.0% lives in urban areas. Jamaica’s official language is English, and a majority of the population speaks a dialect.

Society

Diverse religious beliefs are represented in Jamaica, although Christian denominations predominate. Other major religious groups include adherents to the Rastafari, Bahai, Islamic and Jewish faiths.

Jamaica’s educational system is based on the British system. The school system consists of a pre-primary and a primary cycle of six years followed by a secondary cycle of five years. In some instances students pursue two years of additional secondary education. The educational system accommodates a variety of public and private schools. Post-secondary education is available to qualified candidates at community colleges, the University of Technology, Northern Caribbean University and the Jamaican campus of the University of the West Indies.

In addition to the formal school system, Jamaica has an adult literacy program, which contributed to reducing the illiteracy rate from 32.2% in 1987 to 24.6% in 1994, according to a 1994 survey. No comparable survey has been undertaken since 1994. There is also a government-directed employment and resource training program, which helps place high school graduates with private sector firms for “on-the-job” training. In addition, Jamaica instituted “Lift Up Jamaica”, a government-sponsored program that hires unemployed youths to do basic infrastructure work on a short-term basis.

In 2004, the average number of unemployed persons was 139,600, an increase of 3.0% over 135,600 in 2003. The average unemployment rate was 11.7% in 2004, a slight increase from 11.4% in 2003. In 2003, the average number of unemployed persons was 135,600, a decline of 15.2% from 171,500 in 2002. The average unemployment rate was 11.4% percent in 2003, a significant decline from 14.2% in 2002. The unemployment rate in Jamaica during the past five years has been relatively stable, ranging from a high of 15.5% in 2000 to a low of 11.4% in 2003. See “The Jamaican Economy — Employment and Labor”.

The following table shows selected social indicators applicable to Jamaica for the five years ended December 31, 2004:

Social Indicators

	2000		2001		2002		2003		2004
Real GDP per capita(1)	J$	86,418	J$	87,174	J$	87,693	J$	89,237	J$	89,846
Prenatal Mortality Rate (per thousand)(2)		29.5		31.0		31.1		29.5		27.4

(1)	In constant 1996 prices.

(2)	Defined as deaths in government hospitals occurring anytime from 28 weeks of pregnancy until seven days after birth.

Source: Statistical Institute of Jamaica, Planning Institute of Jamaica and Ministry of Health — Information Unit.

Governmental Structure and Political Parties

The Jamaica (Constitution) Order in Council 1962, or the Constitution, is the supreme law of Jamaica and sets forth the basic framework and legal underpinnings for governmental activity in Jamaica. The Constitution came into effect when Jamaica became an independent country on August 6, 1962, and includes provisions that safeguard the fundamental freedoms of the individual. While a simple majority of Parliament can enact amendments to the Constitution, certain amendments require ratification by a two-thirds majority in both houses of Parliament, and amendments altering fundamental rights and freedoms require the additional approval of a national referendum.

Jamaica is a parliamentary democracy based upon the British Westminster model, and a member of the British Commonwealth. The Head of State is the British Monarch, who is represented locally by the Governor-General of Jamaica. Traditionally, the British Monarch appoints the Governor-General upon the recommendation of the Jamaican Prime Minister. The actions of the Governor-General are, in most cases, of a purely formal and ceremonial nature. General elections are constitutionally due every five years at which time all seats in the House of Representatives will be up for election. The Constitution permits the Prime Minister to call elections at any time within or shortly beyond the five-year period, consistent with the Westminster model.

National legislative power is vested in a bicameral Parliament composed of a house of representatives and a senate. The House of Representatives comprises 60 members elected by the people in the general elections. Jamaica held its last general election on October 16, 2002. The Senate comprises 21 members appointed by the Governor-General, 13 of whom are appointed on the advice of the Prime Minister and eight of whom are appointed on the advice of the Leader of the Opposition. The President of the Senate is elected by its members. The members of the House of Representatives select their own chairman, known as the Speaker. The Prime Minister, usually the member most likely to command the support of the majority of the members of the House of Representatives, is appointed by the Governor-General. In addition to the national governing bodies, local government is administered through 12 parish councils and a statutory corporation that administers the Kingston and St. Andrew (KSAC) areas. The results of the last local government election, which took place in June 2003, accorded the opposition Jamaica Labour Party, or JLP, eleven (11) of the twelve (12) parish councils and the KSAC.

The principal policy-making body of the Government of Jamaica is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively accountable to Parliament. The Cabinet consists of the Prime Minister and no fewer than eleven other members of the two Houses of Parliament. No fewer than two, and no more than four, members must be selected from the Senate. The Governor-General appoints members of the Cabinet upon the recommendation of the Prime Minister.

The Jamaican judicial system is based on English common law and practice and consists of a Supreme Court, a Court of Appeal and local courts. Final appeals are made to the Judicial Committee of the Privy Council in the United Kingdom. A number of Caribbean nations, including Jamaica, are currently discussing the establishment of a Caribbean Court of Justice to replace the Judicial Committee of the Privy Council for those nations. Jamaica has signed an agreement to establish the Caribbean Court of Justice. In April 2005, Jamaica passed the Caribbean Court of Justice (Original Jurisdiction) Act 2005. The Act provides for the implementation of the provisions of the Agreement establishing the Caribbean Court of Justice in its original jurisdiction. The Caribbean Court of Justice, in its original jurisdiction, will hear and determine matters relating to the interpretation and application of the Revised Treaty of Chaguaramas establishing the Caribbean Community and Common Market.

Two major political parties dominate Jamaica’s political system. From Jamaica’s independence on August 6, 1962 until 1972, the Jamaica Labour Party, or JLP, formed the government, while the PNP assumed power in 1972. In late 1980, the JLP returned to power until February 1989, when Michael Manley led the PNP to victory and became Prime Minister. In 1992, Prime Minister Manley resigned as Prime Minister and leader of the PNP and was succeeded by Percival James (“P.J.”) Patterson, who was elected Prime Minister in 1993. In 1995, a former Chairman of the JLP formed a third political party, the National Democratic Movement. In the last general election, the PNP won 51.6% of the votes cast, and P.J. Patterson returned to the office of Prime Minister. The Jamaican Constitution requires that a general election be held every five years, at which time all seats in the House of Representatives will be up for election. Given that the last general election was October 16, 2002, an election is constitutionally due to be held by October 2007, but the election may be extended to January 2008. However, the Prime Minister is constitutionally permitted to call an election at any time before.

The following table shows the parliamentary electoral results for the past six general elections:

Parliamentary Electoral Results

	1980	1983(1)	1989	1993	1997	2002
	(number of representatives)
People’s National Party	9	0	45	52	51	34
Jamaica Labour Party	51	60	15	8	9	26

(1)	The People’s National Party did not contest the 1983 election, and the eight opposition senators were appointed as independents by the Governor-General.

Source: Office of the Prime Minister.

International Relationships

Jamaica maintains diplomatic relations with almost every nation in the world. It is a member of the World Trade Organization, the United Nations and several other international organizations, including the World Tourism Organization, the International Monetary Fund, the Food and Agriculture Organization, the World Health Organization and the United Nations Environment Program. Jamaica is also a member of various regional and international bodies such as the Commonwealth, the Organization of American States, the Latin American Economic System and the International Seabed Authority (the headquarters of which is located in Jamaica).

Jamaica is also a signatory to the Lomé IV Convention and the Cotonou Agreement between the European Union and the developing countries of Africa, the Caribbean and the Pacific. Jamaica is a beneficiary of the Caribbean Basin Economic Recovery Act, a member of the Association of Caribbean States, or ACS, and the Caribbean Community and Common Market, or CARICOM, as well as a beneficiary of the Caribbean-Canada Trade Agreement, or CARIBCAN. In addition, as a member of the United Nations bloc of developing countries, named the Group of 77, Jamaica is eligible for the Generalized System of Preferences. Jamaica is also a member of the Group of 15.

Jamaica receives preferential tariff treatment on most of its products pursuant to, among others, the trade agreements described below.

Association of Caribbean States

ACS was created by treaty in July 1994 as a result of the efforts of 13 CARICOM signatories, other non-Commonwealth Caribbean countries and several Latin American nations. ACS was established primarily to further promote regional economic integration and cooperation in the areas of science and technology, energy, tourism, transportation, education and culture, as well as to coordinate the participation of member states in multilateral forums and to undertake concerted action to protect the environment, in particular the Caribbean Sea.

Caribbean Community and Common Market

CARICOM is a regional common market established by the Treaty of Chaguaramas in 1973 with the objectives of promoting the integration of the economies of the member states, coordinating the foreign policies of the independent member states and engaging in functional cooperation in the provision of services such as education, health and transportation among its member countries. CARICOM currently has fifteen (15) members consisting of the twelve (12) independent English-speaking Caribbean territories, Suriname, Haiti and Montserrat. In addition, Cuba, which is not a member of CARICOM, has “observer status” in respect of some of the organs of CARICOM.

CARICOM’s principal activities have been in the area of economic integration by means of the creation of a Caribbean Common Market. However, members have also established common institutions in the areas of policy formulation and cooperation in the provision of such services as education and health and in such other areas as labor matters, agriculture, transportation, communications, tourism and disaster preparedness. CARICOM has agreed to amend the Treaty of Chaguaramas to establish the CARICOM Single Market and Economy, or CSME. The CSME would allow for the free movement of goods, capital, persons and services throughout the member states. The free movement of goods existed under the previous CARICOM treaty and Jamaica already complies with this phase. All member states are expected to be compliant by 2005. In the early 1990’s Jamaica transitioned into the free movement of capital. By 2005, all member states are expected to be compliant with this phase. All member states have implemented the free movement of certain skilled labor, with full compliance to be phased in by 2005. In February 2002, all member states implemented free movement of service providers and full implementation is expected in 2005. As part of the Single Market and Economy, the CSME would also liberalize fiscal and monetary policies. These initiatives have not been formalized nor has a time frame been established. Central banks of member states are currently reviewing options and discussing possible parameters and time frames.

Caribbean-Canada Trade Agreement

The CARIBCAN is an agreement entered into by Canada and the CARICOM countries in 1986. This agreement established a program for trade, investment and industrial cooperation, and features the unilateral extension by Canada of preferential duty-free access to the Canadian market for many imports from CARICOM countries. CARIBCAN’s basic objectives are to enhance the Caribbean region’s existing trade and export earnings, improve its trade and economic development prospects, promote new investment opportunities, and encourage enhanced economic integration and cooperation within the region.

The Caribbean Basin Economic Recovery Act

The Caribbean Basin Initiative, or CBI, became effective on January 1, 1984, and represents a program of economic assistance by the United States to Caribbean countries designed to stimulate economic growth and to present new opportunities for development in the region. The Caribbean Basin Economic Recovery Act, an unprecedented trade proposal for the duty-free access of Caribbean products exported to the United States, forms the centerpiece of the program. The trade agreement was the first means by which the United States extended preferential trade provisions to any regional group of countries. All exports from Jamaica (other than specifically excluded products such as garments and textiles, footwear and other leather goods and petroleum products) benefit from the elimination of tariffs, which were as high as 44.0% at the time of entry into the United States. The US Congress subsequently passed the Caribbean Basin Recovery Expansion Act, or CBI II, in 1990, which improved the conditions of the original agreement by extending the life of the CBI and providing limited duty-free treatment for articles that had been excluded.

The Trade and Development Act of 2000

The Trade and Development Act of 2000 became effective on October 1, 2000, and contains tariff preferences on goods currently excluded from CBI II that are similar to the tariff preferences under the North American Free Trade Agreement, or NAFTA. The legislation provides for the reduction of tariffs by the United States on a variety of imports from 70 Caribbean, Central American and African countries. Of these countries, 25 Caribbean and Central American countries presently trade with the US under CBI II. As part of the Trade and Development Act of

2000, certain Jamaican exports, such as textiles, not currently eligible for duty-free treatment under CBI II receives treatment equivalent to that granted to comparable exports from Mexico under NAFTA. These provisions of the Trade and Development Act of 2000 relating to products excluded from CBI II will be in force for eight years, through September 2008.

Generalized System of Preferences

Under the aegis of the United Nations Conference on Trade and Development, the Generalized System of Preferences was designed to afford developing countries preferential access for a wide range of their exports to the markets of developed countries. The Generalized System of Preferences is an export-promotion tool with the objectives of increasing the export earnings of the developing countries, promoting industrialization in the developing countries and accelerating the rate of their economic growth.

Cotonou Agreement

In February 2000, the European Union and the African Caribbean Pacific group of countries, or ACP, concluded negotiations for a new twenty-year trade, industrial, financial and technical cooperation agreement. Jamaica ratified the new agreement, known as the Cotonou Agreement, in February 2001 and following ratification by 75% of member states and all EU members, the agreement formally entered into force on April 1, 2003. The agreement provides for:

•	duty-free access to the European market for goods exported from the ACP with certain local value-added qualifications;

•	financial aid for the ACP;

•	industrial and technological cooperation aimed at promoting a better international division of labor along lines advantageous to the ACP; and

•	joint institutions to supervise observance of the agreement and to promote discussion between the groups of countries.

The Cotonou Agreement was signed in Benin on June 23, 2000, during the ACP-EU Council of Ministers Meeting and replaced an earlier similar agreement among the same parties known as the Lomé IV Convention.

The Cotonou Agreement provides for an eight-year extension of the special trading arrangements for ACP exports previously provided under the Lomé IV Convention. The Cotonou Agreement also provides economic development support to the tourism industry and provides guaranteed access to European markets for certain maximum amounts of Jamaican sugar exports. See “The External Economy — Foreign Trade — Exports”.

The special arrangements for the importation of bananas provided by the Cotonou Agreement and its predecessor the Lomé IV Convention have been challenged by the United States and four Latin American banana producers and held by the World Trade Organization, or WTO, to be inconsistent with WTO rules. In April 2001, the United States and the European Union announced an agreement by which the banana arrangements would be gradually phased out by 2006. The Jamaican banana industry has taken steps to become more competitive with other banana producers in anticipation of the phase-out of these arrangements. See “The Jamaican Economy — Principal Sectors of the Economy — Agriculture, Forestry and Fishing”. The Jamaican banana industry accounted for approximately 0.9% of export earnings in 2004. See “The External Economy — Foreign Trade — Exports”.

Free Trade Area of the Americas

Jamaica is currently participating with all other countries of the Western Hemisphere (except Cuba) in the negotiations of the Free Trade Area of the Americas. The countries involved expect to establish a hemispheric free trade regime by the end of 2005.

THE JAMAICAN ECONOMY

General

Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism and financial and insurance services. As an open economy, Jamaica is well integrated into the global economy with intraregional trade contributing prominently to overall economic activity.

Since the early 1980’s, successive governments have implemented structural reforms aimed at fostering private sector activity and increasing the role of market forces in resource allocation. During this period, a large share of the economy has been returned to private sector ownership through divestment and privatization programs in areas such as agriculture, tourism, transportation, banking, manufacturing and communications. See “— Privatization”. Deregulation of markets, the elimination of price subsidies and price controls and the reduction and removal of trade barriers have reduced or eliminated production disincentives and anti-export biases.

In the early 1990’s, the reform process in Jamaica gained momentum with, among other developments, the liberalization of the foreign exchange market and the overhaul and simplification of the tax system. In addition to changes in personal income tax and corporate tax regimes, a number of indirect taxes were removed and replaced with a value-added tax. A Tax Administration Reform Project was implemented in 1994 aimed at broadening the tax base, facilitating voluntary compliance with the tax laws, improving the effectiveness of tax administration and tax collection and controlling tax evasion. To enhance compliance, Jamaica implemented a Tax Registration Number system aimed at broadening the tax base through the assignment of identification numbers to individuals and businesses. See “Public Finance — Tax Reform”.

Recent financial sector reforms include amendments to financial and banking laws designed to enhance the supervisory role of the Bank of Jamaica, establish the Financial Services Commission to regulate non-deposit taking financial institutions, improve the efficiency of financial intermediation and improve the Bank of Jamaica’s ability to conduct monetary policy. See “Public Finance — Financial Sector Restructuring”, “The Monetary System — The Financial System” and “— Legislation and Regulation”.

In March 1996, Jamaica introduced its strategic plan for growth and development — the National Industrial Policy, or NIP. The NIP is intended to reinforce the private sector-led growth strategy that underpinned earlier economic reforms. The main components of this policy include:

•	macroeconomic policy aimed at creating the basis for growth in a stable environment;

•	an industrial strategy aimed at investment and trade promotion and developing the physical, economic and human infrastructure;

•	social policy aimed at alleviating poverty; and

•	environmental policy.

The NIP targets five industry clusters that focus on export and foreign exchange earnings, as the foundation for long-term development:

•	tourism;

•	shipping and berthing;

•	agro-processing;

•	apparel; and

•	bauxite, alumina and nonmetallic minerals.

Gross Domestic Product

The Jamaican economy grew by 1.2% in 2004, its sixth consecutive year of real gross domestic product, or GDP, growth. The performance of the Jamaican economy in 2004 was adversely affected by the impact of Hurricane Charlie in August and, particularly, Hurricane Ivan in September. The sectors most affected by the hurricanes were agriculture, forestry and fishing, electricity and water, hotels, restaurants and clubs and transport, storage and communication. Real GDP in the agriculture, forestry and fishing sector declined by 10.3% in 2004, reversing the 4.7% increase recorded in 2003. The sector was negatively affected by drought conditions in the first half of the year and experienced crop loss and damage to infrastructure and equipment as a result of hurricanes Charlie and Ivan. Primarily as a result of the hurricanes, gross output from export agricultural production declined by 9.7% and domestic agricultural production recorded a 10.5% decline. The agriculture, forestry and fishing sector contributed 5.5% to GDP in 2004. Real GDP in the electricity and water sector remained flat in 2004, after growing by 4.7% in 2003. The performance was influenced by the reduction in water production due to drought conditions in early 2004 and the effects of Hurricane Ivan in September. Electricity generation and transmission were interrupted by Hurricane Ivan. The hotels, restaurants and clubs sub-sector grew by 4.8%, a reduction in the growth rate from 5.6% in 2003 due to the impact of Hurricane Ivan on the sector, particularly in the September to December period. The mining and quarrying sector grew by 3.1% and contributed 5.8% to GDP in 2004. The manufacturing sector increased by 3.5%, its best performance in the past five years, principally due to the increase in the food, beverage and tobacco sub-sector and non-metallic minerals, mainly cement production.

Beginning in 1991, Jamaica accelerated structural reform of the domestic economy by deregulating trade, prices and the foreign exchange market. Shortly thereafter, the economy experienced a sharp currency devaluation, high inflation and a slowdown in the growth of real GDP. Jamaica successfully introduced a stabilization program to curb inflation, but the tight monetary policies designed to control the rate of inflation also contributed to the reductions in the economy’s rate of growth experienced between 1997 and 1998.

There are no commercial reserves of oil, gas or coal in Jamaica, and the country receives approximately 96.0% of its energy requirements from imported oil. Accordingly, increases in global oil prices may have a significant adverse effect on the Jamaican economy, particularly the competitiveness of the mining and quarrying and manufacturing sectors. Domestic energy output is limited to small hydropower plants, wood burning and the fiber left over from milled sugar cane. The main sources of imports of fuel are Venezuela, Mexico and the United States.

The following table shows real GDP by economic sectors at constant 1996 prices and as a percentage of GDP for the five years ending December 31, 2004:

Sectoral Origin of Gross Domestic Product(1)

	2000		2001		2002		2003		2004
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of J$ at constant 1996 prices, except percentages)
Agriculture, Forestry and Fishing	14,251.8	6.4	15,077.3	6.6	14,023.3	6.1	14,689.4	6.3	13,167.5	5.5
Export Agriculture	2,709.1	1.2	2,753.6	1.2	2,674.2	1.2	2,513	1.1	2,270	1.0
Domestic Agriculture(2)	7,803.0	3.5	8,473.7	3.7	7,502.3	3.3	8,390.1	3.6	10,900.8	4.6
Livestock, Forestry and Fishing	3,739.7	1.7	3,850.0	1.7	3,846.8	1.7	3,785.8	1.6	N/A	N/A
Construction and Installation	21,056.0	9.4	21,523.9	9.5	22,030.3	9.6	22,293.6	9.5	23,343.3	9.8
Manufacturing	31,872.9	14.2	32,121.1	14.1	31,852.8	13.9	31,583.3	13.5	32,715	13.8
Mining and Quarrying	11,935.1	5.3	12,250.4	5.4	12,658.5	5.5	13,272.4	5.7	13,686.6	5.8
Bauxite and Alumina	11,590.6	5.2	11,884.7	5.2	12,317.0	5.4	12,893.3	5.5	n.a.	n.a.
Quarrying	344.5	0.2	365.7	0.2	341.5	0.1	379.1	0.2	n.a.	n.a.

Total Goods	79,115.0	35.4	80,972.7	35.7	80,564.9	35.1	81,838.7	34.9	82912.4	34.9
Distributive Trade	50,631.9	22.6	50,621.5	22.3	50,685.3	22.1	51,209.0	21.8	51,923.3	21.9
Electricity and Water	8,569.3	3.8	8,633.3	3.8	9,033.9	3.9	9,460.3	4.0	9,454	4.0
Financial and Insurance Services	19,395.0	8.7	17,790.2	7.8	18,891.6	8.2	19,770.0	8.4	19,590.2	8.2

	2000		2001		2002		2003		2004
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of J$ at constant 1996 prices, except percentages)
Government Services	23,145.2	10.3	23,279.3	10.3	23,361.0	10.2	23,416.9	10.0	23492.7	9.9
Hotels, Restaurants and Clubs	14,264.6	6.4	14,051.0	6.2	14,060.5	6.1	14,841.7	6.3	15,562.8	6.5
Household and Private Non-Profit Institutions	1,086.2	0.5	1,089.1	0.5	1,094.9	0.5	1,098.8	0.5	n.a.	n.a.
Real Estate and Business Services	11,546.6	5.2	11,678.9	5.1	11,761.2	5.1	11,971.1	5.1	12,193.3	5.1
Transport, Storage and Communications	28,296.9	12.6	29,735.4	13.1	31,579.7	13.8	32,732.1	13.9	32,973.3	13.9
Other Services(3)	4,041.0	1.8	4,047.3	1.8	4,131.6	1.8	4,274.0	1.8	5,487.1	2.3

Total Services	160,976.7	71.9	160,925.9	70.9	164,599.7	71.7	168,773.9	71.9	17,0676.6	71.8

Less: Imputed Bank Service Charges	16,321.7	7.3	14,829.0	6.5	15,628.2	6.8	15,883.0	6.8	15,974.0	6.7
Gross Domestic Product	223,770.9	100.0	227,069.8	100.0	229,536.3	100.0	234,729.8	100.0	237,615.1	100.0

(1)	The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1986 to 1996.

(2)	For 2004 the category Domestic Agriculture also includes Livestock, Forestry and Fishing.

(3)	For 2004 the category Other Services also includes Household and Private Non-Profit Institutions.

Source: Statistical Institute of Jamaica.

The following table shows the rate of growth of real GDP by economic sectors at constant 1996 prices for the five years ended December 31, 2004:

Rate of Growth of Real GDP by Sector(1)

	2000	2001	2002	2003	2004
	(%)
Agriculture, Forestry and Fishing	(12.0)	5.8	(7.0)	4.7	(10.3)
Export Agriculture	(9.6)	1.6	(2.9)	(6.0)	(9.7)
Domestic Agriculture(2)	(17.9)	8.6	(11.5)	11.8	n.a..
Livestock, Forestry and Fishing	1.4	2.9	(0.1)	(1.6)	N/A
Construction and Installation	0.7	2.2	2.4	1.2	4.7
Manufacturing	0.6	0.8	(0.8)	(0.8)	3.5
Mining and Quarrying	(1.0)	2.6	3.3	4.9	3.1
Bauxite and Alumina	(1.3)	2.5	3.6	4.7	n.a.
Quarrying	8.9	6.2	(6.6)	11.0	n.a.

Total Goods	(2.1)	2.3	(0.5)	1.6	1.3
Distributive Trade	1.2	0.0	0.1	1.0	1.4
Electricity and Water	2.2	0.7	4.6	4.7	0.0
Financial and Insurance Services	3.1	(8.3)	6.2	4.6	(0.9)
Government Services	(0.3)	0.6	0.4	0.2	0.3
Hotels, Restaurants and Clubs	5.4	(1.5)	0.1	5.6	4.8
Household and Private Non-Profit Institutions	(1.6)	0.3	0.5	0.4	n.a.
Real Estate and Business Services	0.0	1.1	0.7	1.8	1.8

	2000	2001	2002	2003	2004
	(%)
Transport, Storage & Communications	6.5	5.1	6.2	3.6	0.8
Other Services(3)	(0.2)	0.2	2.1	3.4	2.1

Total Services	2.4	0.0	2.3	2.5	1.1

Less: Imputed Bank Service Charges	1.8	(9.1)	5.4	1.6	0.6
Gross Domestic Product	0.8	1.5	1.1	2.3	1.2

(1)	The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1986 to 1996.

(2)	For 2004, the category Domestic Agriculture also includes Livestock, Forestry and Fishing.

(3)	For 2004, the category Other Services also includes Household and Private Non-Profit Institutions.

Source: Statistical Institute of Jamaica.

Principal Sectors of the Economy

Tourism

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. Tourism accounted for 50.6% of gross foreign exchange earnings from the productive sector in 2004. In 2004, the accommodation sub-sector alone employed approximately 31,212 persons. Visitor arrivals in Jamaica have grown in the last decade, from 1.7 million visitors in 1995 to 2.5 million visitors in 2004. Total visitors’ accommodation has also grown during the last decade, from 20,893 rooms in 1995 to 24,947 rooms in 2004.

Jamaica’s tourist industry is continuing the growth trend, which began during the latter half of 2002. Visitor arrivals increased by 1.3% from 2,482,881 in 2003 to an all time high of 2,514,559 in 2004. Stopover arrivals, increased by 4.8% from 1,350,285 in 2003 to 1,414,786 in 2004. Cruise passenger arrivals declined by 2.9% from 1,132,596 in 2003 to 1,099,773 in 2004. For the first two months of 2005, stopover arrivals totaled 239,866, a 4.5% increase over the same period in 2004. Cruise passenger arrivals totaled 224,102, a 6.6% decrease over the same period of 2004. The increases in stopover visitor arrivals during 2004 and the beginning of 2005 as compared to 2003 were mainly the result of improvement in the global economy. The decrease in cruise passengers in 2004 was primarily a result of the hurricanes.

The United States, Jamaica’s major tourist market, accounted for 70.4% of total stopover visitors in 2004, compared to 71.8% in 2003. Jamaica’s share of visitors from Europe increased from 16.2% in 2003 to 17.1% in 2004. This increase in market share was due mainly to the strength of the Pound Sterling and the Euro relative to the US dollar, making Jamaican vacations quoted in US dollars more attractive to Europeans, increased advertising in the main European markets, and an increase in the number of flights from Europe, mainly from Italy, the United Kingdom and Germany.

Average hotel room occupancy in 2004 was 61.4%, representing an increase of 6.1% from the 57.9% occupancy rate of 2003 and a 10.6% increase over the 55.5% occupancy rate in 2002. Approximately 59.6% of hotel rooms in Jamaica are in the all-inclusive hotel category. In 2004, the average room occupancy rate of all-inclusive hotels was 71.9%. Two local hotel chains, Sandals Resorts International Limited and SuperClubs, operate the majority of the all-inclusive rooms.

Investment in visitor accommodation is growing as a number of major hotel projects reach completion, mainly along the North Coast of Jamaica from Negril to Ocho Rios. Since January 1999, several major hotel projects were completed and opened. Among them are the 430-room Ritz Carlton in Montego Bay, the 225-room Hedonism III Hotel in Runaway Bay, the 96-room FDR Pebbles in Trelawny and the 396-room Hotel Ríu in Negril. During 2002, five new hotels were constructed, providing an aggregate of approximately 123 additional rooms. These hotels were all operational in 2003. The second Ríu property in Negril Club Ríu opened in 2004 with 450 rooms. Couples

Swept-Away added an additional 72 rooms in 2004. The Ríu group recently acquired a third property in Ocho Rios, and has begun construction of a 850 room hotel on the site. The Piñero Group’s Bahía Principe Hotels purchased property in Runaway Bay to construct three hotels with a total of 1,800 rooms over the next three years. The Sandals Whitehouse hotel, in which the Government is the majority owner, opened on the south coast in February 2005. This is the first major resort to be established on the south coast and is expected to be a catalyst for future tourism development in that part of the island. Additionally, in late 2004, construction also began on three new hotel properties with a total of 950 rooms in Montego Bay to be developed by Iberostar. AM resorts plans to construct four hotel properties with a total of 1,400 rooms in Trelawny.

Total new investment is expected to be in the range of US$550 million to US$600 million, excluding the cost of land acquisition. Some 5,000 rooms are expected to be constructed over the next five years.

In 2002, the Ministry of Industry and Tourism assisted industry participants affected by the events of September 11, 2001 through an Emergency Incentive Scheme, or EIS, a short term scheme to provide benefits to the accommodation and attraction sub-sectors for the purposes of refurbishing their facilities. Approved applicants received waivers and were part of a moratorium on payment of all taxes except for the General Consumption Tax. Industry participants also received incentives from the government in 2002 through the Hotel Incentive Act, the Resorts Cottages Incentive Act and the Short-term Incentives Program II, or STIP II. STIP II is the second phase of the EIS and is available only to accommodation facilities, particularly small and medium size entities that do not benefit from any other support administered by the Ministry. The Government continues to provide incentives to qualified applicants under these programs on an ongoing basis.

The following table shows the number of visitor arrivals for the five years ended December 31, 2004:

Visitor Arrivals

	2000	2001	2002	2003	2004	2004/2003 % Change
Foreign Nationals	1,219,311	1,186,996	1,179,083	1,262,108	1,326,918	5.1
Non-resident Jamaicans	103,379	89,520	87,283	88,177	87,868	(0.4)
Total Stop-over Visitors	1,322,690	1,276,516	1,266,366	1,350,285	1,414,786	4.8
Cruise Passengers	907,611	840,337	865,419	1,132,596	1,099,773	(2.9)

Total Visitors	2,230,301	2,116,853	2,131,785	2,482,881	2,514,559	1.3

Average Length of Stay (nights)	10.1	10.2	10.2	10.2	9.9	(2.9)

Source: Jamaica Tourist Board.

The following table shows the number of stopover visitors by country of origin for the five years ended December 31, 2004:

Stop-over Visitors by Country of Origin

	2000	2001	2002	2003	2004	% Total of 2004
United States	942,561	916,681	925,629	969,699	996,131	70.4
United Kingdom	135,338	127,320	125,859	149,714	161,606	11.4
Other European	63,641	53,312	53,230	68,786	80,319	5.7
Canada	107,492	111,158	97,413	95,265	105,623	7.5
Caribbean	43,971	40,845	41,138	43,829	49,443	3.5
Latin America	14,703	14,815	11,864	10,886	10,640	0.8
Japan	7,779	5,446	4,664	4,182	4,430	0.3
Other	7,205	6,939	6,569	7,924	6,594	0.5

Total	1,322,690	1,276,516	1,266,366	1,350,285	1,414,786	100.0

Source: Jamaica Tourist Board.

The following table shows the percentage hotel room occupancy for the five years ended December 31, 2004:

Hotel Room Occupancy

	2000	2001	2002	2003	2004
	(%)
Kingston and St. Andrew	45.1	51.1	56.6	54.9	55.8
Montego Bay	62.8	59.7	54.7	58.4	63.5
Ocho Rios	59.3	59.1	58.7	61.6	63.0
Port Antonio	17.3	11.9	12.3	17.8	23.2
Mandeville	38.3	42.1	44.7	45.2	33.9
Negril	63.9	55.9	55.9	57.4	63.1

Total	58.5	56.3	55.5	57.9	61.4

Source: Jamaica Tourist Board.

The following table shows estimated visitor expenditure for the five years ended December 31, 2004:

Estimated Visitor Expenditure

	Stop-over US$ per person per day	Cruise US$ per passenger per day	Total Visitor Expenditure US$ Million	Visitor Expenditure % Change
2000	98.1	80.6	1,332.6	4.2
2001	92.3	85.8	1,232.9	(7.5)
2002	91.7	80.7	1,209.0	(1.9)
2003	95.3	80.9	1,351.0	11.7
2004	101.9	84.3	1,437.0	6.4

Source: Jamaica Tourist Board.

In 2002, Jamaica upgraded its tourist infrastructure with the construction of the Port Antonio Marina yachting facility in Portland. The facility will allow Jamaica to compete with other yachting destinations in the region. Currently the Marina accommodates fishing and sailing yachts. In 2003, a management and operations contract for the Marina was awarded to Westrec Marinas.

In 2000 and 2001, Jamaica also upgraded the country’s infrastructure to facilitate growth in the tourism sector. Projects completed by the end of 2001 included:

•	the expansion of the cruise ship pier in Ocho Rios to accommodate mega-liners;

•	the construction of the new development road in Ocho Rios;

•	the Montego Bay sewage improvement project;

•	the Ocho Rios sewage system;

•	the pipeline phase of the Negril sewage system;

•	the Negril water supply project; and

•	the Montego Bay drainage and flood control project.

In 2002 and 2003, Jamaica made progress on the Highway 2000 project, a joint public-private sector project expected to cost US$300 million. Approximately 80% of the funding for the project will be provided by the private sector. The first segment of phase one of the project, consisting of approximately 83 kilometers, has been completed. As for the construction of the Northern Coastal Highway between Negril and Port Antonio, the first phase, Negril to Montego Bay, has been completed. The second phase of the project, Montego Bay to Ocho Rios, is nearing completion and work on the third phase has recently begun. Additionally, Jamaica has worked on upgrading the Norman Manley International Airport and Sangster International Airport which was divested in 2003. See “— Privatization”.

Funding for these projects comes from the European Investment Bank and the World Bank, as well as government funding and private investment in the form of loans or equity. Since 1997, Sangster International Airport has been a hub for Air Jamaica, which has increased the availability of flights and cargo space at that airport.

Potential future negative economic and other conditions in the United States and other countries may have an adverse effect on Jamaican tourism. Other factors that may affect the tourist industry include the availability of direct flights to and from the country, potential visitors’ perceptions of Jamaica’s crime rate, travel advisories issued by foreign authorities and development in other competing tourist destinations, including Mexico, the Dominican Republic, Florida, Cuba and other Caribbean destinations.

Jamaica has intensified its multifaceted approach to crime fighting and management, in response to the 16% increase in major crimes reported in 2004. Major crimes continued to be concentrated in sections of the Kingston Metropolitan Region, including St. Andrew and St. Catherine where approximately 68% of all murders occurred. Measures taken by the government in 1993 to enhance security, particularly in the major resort areas of the north coast where special tourist security personnel were assigned, have been successful in reducing crimes against tourist. Although perceptions of crime in Jamaica continue to have a negative impact on the tourism industry, there were no recorded homicides involving tourists in 2004. Crime and security issues within urban inner-city communities and the growth of the illegal transnational drug trade remain major challenges for Jamaica.

During 2004, Jamaica continued its program to modernize the country’s law enforcement infrastructure through:

•	the acquisition of new technologies and equipment;

•	enhanced training of the Security Forces;

•	greater reliance on intelligence; and

•	a major program of legislative reform.

Since 2002, a program of targeted social interventions has been implemented to complement crime control initiatives. In addition, Jamaica continues to improve its cooperation with other countries in areas of crime prevention and interdiction, and has strengthened its partnership with the United States, Canada and the United Kingdom and regional countries, including Colombia.

Jamaica has also identified that the perception by tourists of harassment by peddlers poses a threat to the growth of the tourism industry. Jamaica is addressing this concern through a major anti-harassment drive that includes the appointment of a director of anti-harassment to closely monitor and coordinate supporting initiatives, the introduction of a fully computerized monitoring system for cruise ship piers, and the implementation of special training programs for security officers in resort areas as well as for workers in the tourism industry.

In 1998, in recognition of the need to redefine its tourism product and to provide strategic direction to the growth and development of the tourism industry, Jamaica commissioned the preparation of a Master Plan for Sustainable Tourism. The strategy includes:

•	facilitating growth in selected areas;

•	enhancing the visitor experience through development of products from Jamaica’s culture;

•	creating heritage and diversified natural habitats; and

•	developing a model to foster more community involvement in the tourism sector.

Jamaica and the relevant members of the tourism sector have agreed upon the details of the Master Plan and its implementation. Jamaica believes that the implementation of the Master Plan will ensure Jamaica’s competitive position through product diversification and improvement, lead to the adoption of sound environmental practices and create opportunities to allow more Jamaicans to participate directly in the tourism sector. The implementation of the Master Plan will continue on an ongoing basis.

In December 2004, the Tourism Enhancement Act, 2004 was passed. The Act provides for a Tourism Enhancement Fee (TEE) of $10.00 and $2.00 to be paid by incoming airlines and cruise sleep passengers, respectively. Funds from the TEE are to be placed in a dedicated fund to be used solely for implementing the recommendations emanating from the Master Plan.

The tourism industry’s commitment to sound environmental practices was evidenced in 1998 by the selection of Jamaica as the pilot destination for the launch of the Green Globe Hotel Certification Program. The project was executed by the Environmental Audits for Sustainable Tourism initiative funded through the United States Agency for International Development, in collaboration with the Jamaica Hotels and Tourist Association. Through this program, environmental audits were conducted for twenty hotels and one tourism attraction. Four Jamaican hotels became the first in the world to attain Green Globe Certification.

Mining and Quarrying

The mining and quarrying sector of the Jamaican economy, dominated by the bauxite and alumina industries, is the country’s largest export sector. Jamaica is the fourth-largest producer of bauxite in the world. Mining and quarrying accounted for 5.8% of Jamaica’s GDP and recorded real growth of 3.1% in 2004. The sector accounted for 31.7% of Jamaica’s export of goods and services in 2004.

During 2004, bauxite production decreased by 1.1% to 13,296,482 tonnes and export of bauxite decreased by 12.3% to 3,338,119 tonnes, as compared to 2003. Both the production and shipment of bauxite were affected by extremely poor weather occasioned by the passage of Hurricane Ivan in September. Despite these influences, alumina production rose by 4.7% to 4,022,722 tonnes and exports of alumina rose 4.8% to 4,024,461 tonnes in 2004, as compared with 2003. The increase in production was facilitated by the incremental capacity from expansion programs that came on stream in 2003 and 2004.

Results of operations in the bauxite and alumina sector are sensitive to fluctuations in global commodity prices. Foreign exchange earnings in the sector rose 15.9% to US$897.4 million in 2004, compared to US$774.3 million in 2003. The increase in foreign exchange earnings was primarily due to higher alumina shipments and the rise in alumina prices in 2004 as compared to 2003. Earnings from bauxite exports fell from US$89.4 million in 2003 to US$80.7 million in 2004 due to Hurricane Ivan despite a more favorable export price for crude bauxite.

Jamaica expects the average price of alumina in 2005, which is indexed to the price of aluminum, to be higher than the price in 2004 due to continued strong alumina prices and the continued tightness in alumina supply which appeared in late 2002 because of strong Chinese demand and which, as projected, could last through 2006.

In the first three months of 2005, alumina production increased by 0.6%, totaling 1,052,763 tonnes as compared to the first three months of 2004. Bauxite production totaled 1,074,597 tonnes, a 12.2% increase compared to the same period in 2004. Bauxite and alumina exports amounted to 1,058,173 tonnes and 958,057 tonnes, respectively, in the first three months of 2005. This represents a 7.2% increase in bauxite exports but a 5.8% decrease in alumina exports as compared to the first three months of 2004. Alumina exports in the first three months of 2005 were affected by a reduction in shipping volumes.

In July 1998, the Government of Jamaica, the bauxite and alumina companies and the trade unions signed a memorandum of understanding, or Mining MOU, intended, among other things, to improve industrial relations in the sector, reduce long-term costs, further increase productivity and carry out modernization and expansion of plant capacities. As part of the Mining MOU, the parties tied wage increases in this sector to increases in productivity. Jamaica believes that the Mining MOU has already begun to result in lower costs, improved quality and better adherence to safety and environmental standards. In addition, the bauxite and alumina companies and the trade unions have historically entered into collective bargaining agreements. The current agreements, now being renegotiated, in keeping with the Mining MOU, covered extended contract periods of up to three and one-half years.

In late 2001, Jamaica revised the fiscal regime under which the bauxite industry operates, as part of its efforts to improve the competitiveness of the industry, attract additional investment and increase export earnings. The revisions to the regime involve a withdrawal of the bauxite production levy on certain specified conditions, including a minimum expansion capacity.

As a result of the new fiscal regime, capacity at the JAMALCO alumina plant has been expanded. In 2003, JAMALCO completed its expansion, which increased capacity by 250,000 tonnes. In addition, the Aluminum Company of America (Alcoa) has announced plans to further expand the JAMALCO plant by 1.5 million tonnes. The Alpart alumina plant is also undergoing incremental expansion that will add about 50,000 tonnes of incremental capacity during 2005.

In 1999, two major consolidations in the aluminum industry were approved by the relevant regulatory agencies in the United States and the European Union. In the first, Alcoa acquired all the assets of Reynolds Metals Company, with the exception of its alumina operations. In the second, Aluminum Company of Canada (Alcan) merged with one of the largest European integrated producers, Alusuisse Lonza. The Alcan merger resulted in the divestment of Alcan’s Jamaican assets, including two alumina refineries with a combined capacity of 1.2 million tonnes, to Glencore International AG. Alcan plans to continue to purchase the output from these facilities for the foreseeable future.

In early 2002, a third major consolidation took place with the acquisition by Norsk Hydro ASA of Norway of the German integrated producer Vereinigte Aluminium Werke Aluminum AG. In 2003, Alcan went on to take over Aluminium Pechiney, the second largest European producer of aluminum products.

In February 2002, Kaiser Aluminium Corporation, which is a 49% partner and operational manager of the Kaiser bauxite export plant in Jamaica and a 65% joint venture partner in the Alpart alumina plant, filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, primarily due to the sustained downturn in the aluminum industry, especially in sectors such as aerospace that were particularly affected by the events of 11 September 2001. As part of its Chapter 11 Reorganization Plan, Kaiser has had to sell various facilities worldwide. In the case of Jamaica this involved the company’s 65% stake in the Alpart refinery, which was acquired in mid 2004 by a subsidiary of Glencore International AG, and its 49% stake in Kaiser Jamaica Bauxite Company which mines and exports crude bauxite, which was acquired by a 50/50 joint venture partnership between Noranda Inc of Canada and Century Aluminum Company of the United States.

Jamaica believes that it has mineable bauxite reserves sufficient to last approximately 50 years under current expectations about mining practices and market demand. This estimate of reserves is based on a range of technological and economic factors, and is subject to revision from time to time. In addition, the cost of exploiting mineable reserves can vary significantly depending on such factors as the location and mineralogical character of the reserves and technological progress in the industry.

The following table shows the production, exports, prices and earnings of the bauxite and alumina sector for the five years ended December 31, 2004:

Bauxite and Alumina Sector

	2000	2001	2002	2003(1)	2004(2)
Bauxite
Production (tonnes)	11,126,524	12,369,647	13,119,449	13,444,529	13,296,482
Exports (tonnes)	2,118,908	3,617,767	4,074,111	3,805,782	3,338,119
Prices (US$ per tonne)(3)	21.1	26.1	26.10	22.8	24.2
Earnings (US$ million)(4)	44.7	94.4	106.3	89.4	80.7
Alumina
Production (tonnes)	3,600,125	3,542,385	3,630,587	3,843,610	4,022,722
Exports (tonnes)	3,642,538	3,551,954	3,635,859	3,839,900	4,024,461

	2000	2001	2002	2003(1)	2004(2)
Prices (US$ per tonne)(3)	191.1	181.1	166.6	182.0	202.9
Earnings (US$ million)(4)	696.0	643.5	605.7	684.9	816.7
Total Earnings (US$ million)	740.7	737.9	712.1	774.3	897.4

(1)	Revised.

(2)	Preliminary

(3)	Average price received.

(4)	Includes exports of hydrate.

Source: Jamaica Bauxite Institute.

Manufacturing

During 2004, real GDP in the manufacturing sector increased by 3.5%, reversing the declines recorded in 2002 and 2003. This increase largely reflected to expansion in the output from sugar, cement and poultry. The manufacturing sector grew marginally by 0.6% and 0.8% in 2000 and 2001 respectively, but declined by 0.8% 2002 and 0.8% in 2003 due mainly to lower production of petroleum products and processed foods, primarily sugar, molasses and cigarettes. Manufacturing accounted for 13.8% of Jamaica’s GDP in 2004. Manufacturing accounted for 9.1% of Jamaica’s merchandise exports in 2004.

Since 1997, Jamaica has undertaken initiatives aimed at increasing long-term growth and exports in the manufacturing sector, and facilitating improved international competitiveness and higher levels of productivity. These initiatives include the provision of concessionary rates of financing, technical support, increased incentives and the fostering of strong linkages among key Government institutions. These measures included

•	the removal of tariffs on capital goods and non-competing raw materials;

•	the waiver of the GCT on capital equipment; and

•	the implementation of;

•	an accelerated depreciation plan;

•	an interest rebate scheme for exporters,

•	a plan for low-interest financing of working capital by the Export-Import Bank of Jamaica; and

•	a government-sponsored debt restructuring program through the National Development Bank;

In November 2004, the United States Agency for International Development and the Royal Bank of Trinidad & Tobago made available $300 million for environmentally friendly retooling programs.

In addition, Jamaica Promotions Limited, or JAMPRO, Jamaica’s investment promotion agency, together with the Jamaica Exporters Association has developed a strategic plan, Vision 2010, which is aimed at eliminating the country’s trade deficit by the year 2010.

In April 1999, Jamaica and the Jamaica Manufacturers Association signed a memorandum of understanding, or MOU. Pursuant to the MOU, both parties agreed to collaborate on initiatives and programs designed to increase competitiveness and production in the sector.

Agriculture, Forestry and Fishing

Results in the Jamaican agriculture, forestry and fishing sector historically have been very sensitive to weather conditions. During 2004 the sector was severely affected by the passage of Hurricane Charlie in August and Hurricane Ivan in September. The traditional agriculture sector was negatively affected, due to the destruction of banana plantations and losses in the sugar cane and coffee industries. Agriculture production was affected by flood rains in 1999, 2001 and 2002.

In 2004, real GDP in the agriculture, forestry and fishing sector declined by 10.3% due mainly to the impact of the drought conditions and the hurricanes. Agriculture, forestry and fishing accounted for 5.5% of Jamaica’s GDP in 2004.

The hurricanes damaged infrastructure, equipment and crops. To assist farmers affected by Hurricane Ivan, Jamaica made available J$110 million through the Office of National Reconstruction which was set up to manage the post-Ivan reconstruction activities. The funds were approved for the purchase of farm inputs such as seeds, chemicals, fertilizers and poultry inputs.

During 2004, work continued on the formulation of the new agricultural development strategy, aimed at transforming the agricultural sector by the year 2020. The main objectives of the strategy include:

•	halting the decline of the agricultural sector in order to secure continued contribution to economic and social stability;

•	contributing to increased employment, export earnings and food security;

•	restoring productivity to agricultural resources lost due to deterioration in cultural practices and reduced investments;

•	expanding the production of agricultural products, which have viable domestic and export markets and for which Jamaican farmers possess competitive advantages;

•	promoting the development of agro-industry through the development of orchards, which can provide raw material for industry on an efficient basis;

•	more efficient use of land;

•	improvement in infrastructure;

•	enhanced research and technology development; and

•	improved marketing.

Since 1997, Jamaica has undertaken several initiatives to improve productivity and product quality while lowering production costs in the sugar and banana industries. In November 1997, Jamaica commenced a program to provide support to the local sugar industry, which had been experiencing significant problems arising out of the 1997 drought, fluctuations in European Currency Unit exchange rates and other factors. The program provides loans for replanting of sugar cane, financial assistance for factory upgrading and rehabilitation, restructuring of a number of entities and improvements in field operations. The total cost of the program was US$100 million, which was partly funded in February 1999 by a €65 million loan facility. The facility, which is guaranteed by Jamaica and securitized with the proceeds from sugar exports to Europe, was restructured in January 2000 and increased to €84 million to include a facility to fund the short-term and medium-term capital needs of the industry. In 2002, this facility was again restructured and replaced by a €90 million loan facility. In 2004, sugar cane production totaled 1,993,145 tonnes, a 12.3% increase relative to 2003.

With respect to the banana industry, Jamaica participates in two externally supported projects that began in 1996: the United Kingdom/Northern Ireland/Jamaica Government project, aimed at reducing rejection due to peel scarring, and a European Union project, aimed at improving the competitiveness of the banana industry. See “Jamaica — International Relationships — Cotonou Agreement”. Companies in the banana industry in Jamaica are also making efforts to increase competitiveness by diversifying and improving productivity. New products developed include banana-based drinks, banana flour and cereal products. Efforts to improve productivity include eliminating redundant labor and reducing labor costs through lower wage settlements. See “— Employment and Labor”.

The following table shows the production of selected agricultural products for the five years ended December 31, 2004:

Production of Selected Agriculture Products

	2000	2001	2002	2003	2004
	(in tonnes)
Sugar cane	2,025,166	2,231,000	1,965,500	1,775,700	1,993,145
Yams	147,709	157,557	148,152	152,238	136,167
Bananas(1)	42,025	43,052	39,986	39,936	27,657
Potatoes	26,555	31,581	25,406	30,305	25,143
Citrus	150,141	138,479	136,738	140,197	131,364
Coffee	16,485	13,408	16,202	14,142	16,459
Cocoa	1,836	2,325	1,918	1,834	1,775
Pimento	1,350	1,000	950	900	960

(1)	Includes only export production data.

Source: Planning Institute of Jamaica.

Construction and Installation

Real GDP for the construction and installation sector increased by 4.7% in 2004 compared to 1.2% in 2003 due largely to increases in road construction, post Hurricane Ivan reconstruction activities and higher levels of investment in the tourist industry. The construction and installation sector accounted for 9.8% of Jamaica’s GDP in 2004. Performance indicators which registered positive growth in 2004 included:

•	mortgage values, which increased by 24.8%;

•	cement production, which increased by 31.4%; and

•	electrical inspections, which increased by 6.7% to 28,815 units.

However, housing starts declined in 2004 by 8.9%, due mainly to a decrease in housing starts by the National Housing Development Corporation, or NHDC, which outweighed the increase in housing units by both the National Housing Trust, or NHT, and the private sector. The NHDC had no housing starts during 2004 compared with 1,881 units in 2003. In 2004, of the activities financed by NHT, 73.6% was for build-on-own land and home improvement. The remaining 26.4% of such financing was for inner city housing project.

Privatization

Jamaica’s privatization program commenced in the early 1980’s with the divestment of public services and small entities such as garbage collection and sanitation services. Larger sales have included interests in the hotel sector, the National Commercial Bank, Telecommunications of Jamaica Limited, Air Jamaica Limited, Petrojam-Belize and the Caribbean Cement Company Limited. Jamaica has continued its program of privatization by divesting 80% of its interest in the power and energy company, Jamaica Public Service Company Limited, in 2001. The Government granted a concession for the management of the transhipment terminal of the Kingston seaport to APM Terminals and Amalgamated Stevedoring Co. Ltd., a consortium of foreign and local entities, in October 2001. The consortium assumed management of the terminal in February 2002. Additionally, negotiations for the development and operation of Sangster International Airport through the granting of a 30-year concession to Montego Bay Jamaica Airports Limited, a consortium of four foreign companies (Vancouver Airport Services Limited, Dragados Concessions S.A., Agencies Universares S.A. and Ashtrom Limited) was completed in March 2003. Since then the Sangster International Airport has been managed by the Montego Bay Jamaica Airports Limited.

The sale of Aqualapia Limited, the owner of a fish farm, was finalized in March 2003. The farm was leased to Aquaculture Limited, a subsidiary of Jamaica Broilers Limited since 1991.

In connection with the privatization of Air Jamaica Limited in 1994, Jamaica retained ownership for its own account of 25.0% of the airline’s ordinary shares and ownership of an additional 5.0% of its ordinary shares, which Jamaica was contractually obligated to contribute to an employee share ownership plan. Since privatization, Jamaica provided US$169.0 million in loans and assistance to the airline. In December 2004, Jamaica purchased the remaining 75% of the ordinary shares for US$1 and is in the process of converting approximately US$395 million, the total liabilities of Air Jamaica owed to the Government, into ordinary shares. Air Jamaica is currently in the process of restructuring its operations and its outstanding debt to third parties.

The following table shows a summary of certain major entities privatized and the proceeds received by Jamaica since 1986 in relinquishing its majority or residual ownership:

Summary of Certain Major Jamaican Entities Privatized (By Sale)(1)

Entity	Year(s) of Privatization	Type of Sale	Payment Received in J$ Million	Payment Received in US$ Million	Sector
National Commercial Bank	1986	Shares	156.0	N/A	Banking/Finance
Caribbean Cement Co. Ltd	1987	Shares	142.7	N/A	Manufacturing
Telecommunications of Jamaica Ltd	1987-1990	Shares	610.3	42.8	Communications
Wyndham Rose Hall Hotel	1989	Assets	21.9	18.0	Tourism
Jamaica Hotel	1989	Assets	45.0	8.0	Tourism
Eden II Hotel	1989	Assets	27.7	5.0	Tourism
Hedonism II Hotel	1989	Assets	63.2	10.8	Tourism
Trelawny Beach Hotel	1989	Assets	29.8	5.1	Tourism
Jack Tar Hotel	1990	Assets	24.2	3.5	Tourism
Wyndham New Kingston Hotel	1990	Assets	65.0	N/A	Tourism
Radio Jamaica	1991	Shares	15.7	N/A	Communications
Mallards and Americana Hotels	1991	Assets	N/A	27.0	Tourism
National Commercial Bank	1992	Shares	277.0	11.0	Banking/Finance
Caribbean Steel Co. Ltd	1992	Shares	163.4	N/A	Manufacturing
Caribbean Cement Co. Ltd	1993	Shares	168.0	N/A	Manufacturing
Sugar Estates	1993	Assets	1,360.0	N/A	Agri-Business
Grains Jamaica Limited	1994	Shares	33.9	N/A	Manufacturing
Holiday Inn – Montego Bay	1994	Assets	N/A	22.0	Tourism
Air Jamaica Ltd	1994	Assets/Shares	270.6	18.1	Transportation
Victoria & Eastern Banana	1995	Shares	330.0	N/A	Agri-Business
Trans-Jamaican Airline	1995	Shares	40.0	N/A	Transportation
Jamaica Grain & Cereal Ltd	1996	Shares	12.0	N/A	Manufacturing
Jamaica Broadcasting Corporation	1997	Assets	20.0	N/A	Communications
Petrojam – Belize	1999	Assets	N/A	5.0	Agriculture
Caribbean Cement Co. Ltd	1999	Shares	N/A	29.8	Manufacturing
Jamaica Merchant Marine	1999	Assets	N/A	2.43	Transportation
Spring Plains – Packing Line	2000	Assets	0.08	N/A	Agriculture
Ashtrom Jamaica Limited	2000	Shares	22.0	N/A	Housing
Jamaica Public Service Co. Ltd	2001	Shares	N/A	201.0	Energy
Aqualapia Limited	2002	Lease	N/A	N/A	Agri-Business
Sangster International Airport	2003	Lease	N/A	N/A	Transportation

(1)	Where payment is received in both JA dollars and US dollars for certain sales, the amounts listed are not equivalencies, but represent the portion of the payment received in each currency. This table does not include entities divested by FINSAC.

Source: National Investment Bank of Jamaica Limited, Ministry of Finance and Planning.

Inflation

The macroeconomic stabilization program introduced in 1991, which focused on lowering inflation through tight fiscal and monetary policies and stability in the foreign exchange market, has contributed to a consistent reduction in the rate of inflation. Macroeconomic stability continues to be a primary focus of Jamaica under the National Industrial Policy, as Jamaica regards consistent low levels of inflation as the cornerstone of sustained long-term economic growth.

The inflation rate has decreased from a high of 80.2% in 1991 to 7.3% in 2002. In 2004, the inflation rate declined to 13.7% from 14.1% in 2003. The inflation rate in 2004 reflected the impact of drought conditions and hurricanes on domestic food production, increased international commodity prices, mainly oil and grain, and higher rates for electricity and water. The inflation rate for the first three months of 2005 was 1.4% compared with 1.9% for the corresponding period of 2004.

Inflation rates in Jamaica are subject to a variety of factors, only some of which are in Jamaica’s control. Factors other than Jamaica’s policies that affect the rate of inflation include the rate of inflation of Jamaica’s main trading partners, international commodity prices, fluctuations in the exchange rate and weather conditions in the agriculture sector.

The following table shows the changes in the consumer price index for the five years ended December 31, 2004:

Year	Consumer Price Index Increase Over Previous Year
(%)
2000	6.1
2001	8.7
2002	7.3
2003	14.1
2004	13.7

Source: Statistical Institute of Jamaica.

Employment and Labor

In 2004, the total labor force in Jamaica comprised 1,194,800 persons, representing a 0.4% increase compared to 1,189.7 persons in 2003. The service sector employed 64.1% of the employed labor force in 2004, while the goods-producing sector accounted for 35.8% of the employed labor force in the same period. The agriculture and manufacturing sub-sectors accounted for 18.7% and 6.6% of the employed labor force, respectively. In 2004, three labor force surveys were conducted in April, July and October. Only two labor force surveys were conducted in each of 2001 (in January and April) and 2002 (in April and October), instead of the usual four, as resources of the Statistical Institute of Jamaica, which conducts the labor force surveys, were re-directed to conducting the census of 2001 and a 2002 survey of living conditions. Accordingly, for the purpose of comparison, the figures below for 2001, 2002 represent only two quarters for each year.

Average employment in 2004 was 1,056.2 compared to 1,057.1 in 2003. The average unemployment rate was 11.7% in 2004, up slightly from 11.4% in 2003. The unemployment rate in Jamaica during the past five years has been relatively stable, ranging from a high of 15.5% in 2000 to a low of 11.4% in 2003.

There were sixteen (16) reported work stoppages and 1,553 man-days lost in 2004 compared to twenty-nine (29) reported work stoppages and 67,978 man-days lost in 2003. In 1998, the Government, the bauxite and alumina producers and unions signed a memorandum of understanding, or MOU, which for the first time linked wage growth to productivity growth. This MOU applies to all of Jamaica’s bauxite and alumina producers and a majority of the workers. A similar agreement has already been adopted in the water and manufacturing sectors. See “— Principal Sectors of the Economy — Manufacturing”.

The following table shows certain labor force and employment data for the five years ended December 31, 2004:

Labor Force and Employment

	2000(1)	2001(2)	2002(2)	2003(4)	2004(4)
	(in thousands of persons, except percentages)
Total Population(5)	2,597.1	2,612.5	2,622.5	2,638.3	2,650.9
Labor Force	1,105.3	1,104.8	1,208.2	1,189.7	1,194.8
Employed	933.5	939.4	1,036.8	1,057.1	1,056.2
Unemployed	171.8	165.4	171.5	135.6	139.6
Unemployment Rate (%)	15.5	15.0	14.2	11.4	11.7
Job-Seeking Rate (%)	7.7	6.2	5.7	5.0	6.1
Labor Force Participation Rate (%)	63.3	63.0	65.8	64.4	64.3

(1)	Labor force statistics reflect annual averages.

(2)	Labor force statistics for these periods reflect averages for January and April only.

(3)	Labor force statistics for these periods reflect averages for April and October only.

(4)	Labor force statistics reflect averages for April, July and October only.

(5)	End of year population.

Source: Statistical Institute of Jamaica.

Legal Proceedings

The Ministry of Transport and Works granted franchises to the National Transport Cooperative Society, or NTCS, in March 1995 to operate buses in the Kingston Metropolitan area. The Ministry of Transport and Works terminated the franchises with NTCS in September 1998. NTCS, in arbitration proceedings with the Ministry of Transport and Works, is claiming damages of approximately J$50 billion, plus interest, alleging breach of contract resulting from the termination of the franchises. On October 2, 2003 an arbitration tribunal awarded to NTCS the sum of J$4.5 billion, plus interest, to be paid by the Government. The Government commenced legal proceedings in the Supreme Court of Jamaica on October 27, 2003 challenging this award. Judgment was delivered on November 29, 2004 in favor of the Government and the arbitral award was set aside. NTCS is appealing the judgment.

THE EXTERNAL ECONOMY

Balance of Payments

Jamaica’s balance of payments is dependent on international economic developments as well as domestic economic policies and programs. In 2004, the balance of payments recorded an overall surplus of US$693.6 million, as compared to a deficit of US$432.1 million in 2003. The 2004 balance of payments surplus was mainly due to an improvement in official foreign capital inflows resulting from an increase in capital raising in the international capital markets during 2004 as compared to 2003. See “Public Sector Indebtedness — External Debt”. In 2004, the current account deficit decreased by 8.4% to US$699.5 million from US$763.8 million in 2003. The improvement in the current account deficit was primarily associated with increases in the levels of receipts from current transfers. The current account measures the trade balance plus the balance on services, income, private unrequited transfers and official unrequited transfers.

The merchandise trade deficit decreased by 0.1% to US$1,939.8 million in 2004 from US$1,942.2 million in 2003, reflecting the effect of an increase in exports that outweighed the increase in imports. For the purposes of this paragraph, exports include free-zone exports and goods procured in ports, and imports are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports. The value of exports increased by 14.5% to US$1,586.1 million in 2004 from US$1,385.7 million in 2003, primarily due to the increase in export earnings from alumina. The value of imports expanded by 5.9% to US$3,525.9 million in 2004 from US$3,327.9 million in 2003, primarily due to the increase in fuel imports which was influenced by the rise in oil prices in the international markets and increased imports of manufactured goods and food following Hurricane Ivan. See “The Jamaican Economy — Principal Sectors of the Economy”.

The surplus on the services account decreased marginally to US$560.8 million in 2004 from US$561.1 million in 2003. This decrease reflected the lower receipts from the tourism sector following Hurricane Ivan. Net income outflows increased by 14.0% to US$651.2 million in 2004 from US$571.4 million in 2003, mainly due to higher net outflows of investment income.

Net transfers grew consistently over the five years ending December 31, 2004, primarily as a result of increased remittances by Jamaicans living abroad. In 2004, net transfers increased by 11.9% to US$1,330.7 million from US$1,189.1 million in 2003.

The balance of payments results in 2004 were influenced by the improvement in official capital inflows resulting from an increase in capital raising in the international capital markets during 2004 as compared to 2003. See “Public Sector Indebtedness — External Debt”. The increase in foreign capital inflows also impacted net international reserves, which increased to US$1,858.5 million at December 31, 2004 from US$1,165.0 million at December 31, 2003.

The following table shows Jamaica’s balance of payments for the five years ended December 31, 2004:

Balance of Payments

	2000	2001	2002	2003	2004(1)
	(in millions of US$)
Current Account	(367.4)	(757.3)	(1,074.4)	(763.4)	(699.5)
Goods Balance	(1,441.5)	(1,618.2)	(1,870.5)	(1,942.2)	(1,939.8)
Exports(2)	1,562.8	1,454.4	1,309.1	1,385.7	1,586.1
Imports(3)	3,004.3	3,072.6	3,179.6	3,327.9	3,525.9
Services Balance	603.2	383.1	314.7	561.1	560.8
Transportation	(256.6)	(256.2)	(245.6)	(143.6)	(163.2)
Travel	1,123.9	1,026.2	950.3	1,102.7	1,150.1
Other Services	(264.1)	(386.9)	(390.0)	(397.9)	(426.1)
Goods and Services Balance	(838.3)	(1,235.1)	(1,555.8)	(1,381.4)	(1,379.0)
Income	(349.9)	(437.8)	(605.5)	(571.4)	(651.2)
Compensation of Employees	67.4	74.6	82.1	70.7	96.5
Investment Income	(417.3)	(512.4)	(687.6)	(642.1)	(747.7)

	2000	2001	2002	2003	2004(1)
Current Transfers	820.8	915.6	1,086.9	1,189.1	1,330.7
General Government	147.9	119.7	107.6	105.2	104.7
Other Sectors	672.9	795.9	979.3	1,083.9	1,226.0
Capital and Financial Account	367.4	757.3	1,074.4	763.4	699.5
Capital Account	2.2	(23.6)	(16.9)	(0.3)	2.9
Official	15.6	2.2	0.2	0.1	0.1
Private	(13.4)	(25.8)	(17.1)	(0.4)	2.8
Financial Account	365.2	780.9	1,091.3	763.7	696.6
Other Official Investment	383.6	653.4	77.1	(363.8)	479.3
Other Private Investments (including errors and omissions)	504.6	998.8	770.5	695.4	910.9
Increase/(Decrease) in reserves(4)	523.0	871.3	(243.7)	(432.1)	693.6

(1)	Preliminary.

(2)	Based on recommendations contained in the IMF’s Balance of Payments Manual, exported goods include free-zone exports and goods procured in ports.

(3)	Based on recommendations contained in the IMF’s Balance of Payments Manual, imported goods are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports.

(4)	Official International Reserves held by Jamaica and the Bank of Jamaica.

Source: Bank of Jamaica.

Foreign Trade

Total merchandise trade (exports plus imports) between Jamaica and its foreign trade partners in 2004 increased by 9.5% to US$5,338.4 million, as compared to US$4,874.4 million in 2003. The merchandise trade deficit rose by 1.3% in 2004 to US$2,516.0 million, as compared to US$2,483.4 million in 2003.

The deficit in 2004 resulted from a 6.7% increase in the value of imports, principally due to higher imports of fuels and increased imports of food items, construction materials, machinery and equipment as a result of the impact of Hurricane Ivan. The value of exports increased by 18.0% due primarily to higher exports of alumina and sugar.

The following table shows the performance of merchandise trade for the five years ended December 31, 2004

Merchandise Trade

	Imports(1)	% Change	Exports	% Change	Balance	% Change
	(in millions of US$, except percentages)
2000	3,307.2	11.7	1,301.0	4.4	(2,006.2)	17.1
2001	3,402.6	2.9	1,223.1	(6.0)	(2,179.5)	8.6
2002	3,565.4	4.8	1,118.4	(8.6)	(2,447.0)	12.3
2003(1)	3,678.9	3.2	1,195.5	6.9	(2,483.4)	1.5
2004(2)	3,927.2	6.7	1,411.2	18.0	(2,516.0)	1.3

(1)	Merchandise imports are cost, insurance and freight values, which differ in presentation from the import values presented in the balance of payments.

(2)	Preliminary.

Source: Statistical Institute of Jamaica.

Exports

Total exports during 2004 increased by 18.0% to US$1,411.2 million, compared to US$1,195.5 million in 2003, primarily due to the increase in earnings from alumina. See “The Jamaican Economy — Principal Sectors of the Economy — Mining and Quarrying”. The value of sugar exported in 2004 amounted to US$98.1 million, which was 48.0% higher than the US$66.3 million exported in 2003. The increase was due to the combination of higher exports and the appreciation of the Euro against the US dollar. Banana exports were valued at US$12.8 million in 2004, which was 32.0% lower than the US$18.8 million exported in 2003, reflecting crop loss and other impacts of Hurricane Ivan on the industry. For the purposes of this discussion, exports exclude free-zone exports and goods procured in ports.

Exports of apparel continued to decline in 2004, with earnings amounting to US$10.4 million, 8.8% below earnings in 2003. This trend reflects the decreased competitiveness of apparel exports due to higher production costs and the favorable trade treatment afforded to competing apparel exporting countries such as Mexico, in the United States market. The implementation of the United States Trade and Development Act of 2000, which provides Caribbean countries including Jamaica with NAFTA-like privileges, may remove some of the structural barriers in the United States to non-traditional exports from these countries. See “Jamaica — International Relationships — The Trade and Development Act of 2000”.

The following table shows Jamaica’s exports by sector for the five years ended December 31, 2004:

Exports

	2000	2001	2002	2003 (rev)	2004 (prel)
	(in millions of US$)
Traditional Exports
Agriculture
Banana	22.9	18.3	17.6	18.8	12.8
Citrus	3.8	4.0	2.2	3.2	2.0
Coffee	32.3	29.9	31.8	28.9	38.7
Cocoa	0.6	1.5	0.9	2.2	0.9
Pimento	4.9	3.5	2.6	2.8	2.2

Total	64.5	57.2	55.1	55.9	56.6
Mining and Quarrying
Bauxite	45.5	93.8	106.3	90.1	79.2
Alumina	684.3	642.6	603.8	688.4	822.5
Gypsum	2.2	2.0	0.9	1.0	1.8

Total	732.0	738.4	711.0	779.5	903.5
Manufacturing
Sugar	83.3	70.5	66.2	66.3	98.1
Rum	26.4	28.8	34.0	27.4	28.5
Citrus Products	1.1	0.2	0.1	0.2	0.2
Coffee Products	0.8	0.8	0.7	0.6	0.8
Cocoa Products	1.7	1.4	1.3	1.2	1.0

Total	113.3	101.7	102.9	95.7	128.6

Total Traditional Exports	909.8	897.3	868.5	931.1	1,088.7

Non-Traditional Exports
Food and Beverage
Cucumbers	0.1	0.1	0.0	0.0	0.0
Pumpkins	0.8	0.7	0.6	0.6	0.4
Dasheens	0.8	1.2	1.0	1.2	1.1
Sweet Potatoes	1.4	1.7	1.5	1.8	1.5
Yams	11.9	14.1	13.2	14.2	15.2
Mangoes	0.8	1.0	0.6	0.9	0.8
Papayas	3.4	3.8	4.3	2.7	2.1
Fish, Crustaceans & Mollusks	10.0	11.8	5.5	7.8	7.2
Other Food Exports	46.6	59.9	56.6	65.2	62.1
Beverages and Tobacco (excluding rum)	33.4	19.5	22.1	26.0	33.0

Total	109.2	113.8	105.4	120.4	123.4
Inedible Materials
Cut Flowers	0.2	0.2	0.1	0.1	0.0
Foliage & Other Live Plants	0.1	0.1	0.0	0.0	0.0
Limestone	1.6	1.2	1.2	1.1	1.9
Other	3.4	2.9	3.8	4.7	25.5

Total	5.3	4.4	5.1	6.0	27.4

	2000	2001	2002	2003 (rev)	2004 (prel)
	(in millions of US$)
Apparel	149.1	88.5	19.0	11.4	10.4
Furniture	0.4	0.8	0.8	0.8	0.7
Other Exports	85.3	92.4	99.7	96.8	121.4

Total	234.8	181.7	119.5	109.0	132.5

Total Non-Traditional Exports	349.3	299.8	230.0	235.4	283.3
Re-Exports	41.9	25.9	19.8	29.1	39.2

Total Exports	1,301.0	1,223.0	1,118.4	1,195.5	1,411.2

Source: Statistical Institute of Jamaica.

The Jamaican sugar and banana industries and, less significantly, traditional rum and rice suppliers, currently enjoy preferential trade arrangements with respect to exports to the European Union pursuant to the Cotonou Agreement. The future of these preferential trade arrangements is important to Jamaica, as the EU is the only region with which Jamaica has consistently maintained a trade surplus. The Cotonou Agreement also provides guaranteed access to European markets for certain maximum amounts of Jamaican sugar exports.

The special arrangements for the importation of bananas provided by the Cotonou Agreement and its predecessor, the Lomé IV Convention, have been challenged by the United States and four Latin American banana producers. The WTO has ruled that these preferential access arrangements for ACP bananas unfairly restricts banana-producing Central and Latin American countries’ access to the European market. In April 2001, the United States and the European Union announced an agreement by which the banana arrangements would be gradually phased out by 2006. See “Jamaica — International Relationships — Cotonou Agreement”.

The Jamaican banana industry has taken steps to make the industry more competitive in anticipation of the phase-out of the special arrangements under the Cotonou Agreement. The Jamaican banana industry accounted for approximately 0.9% of export earnings for 2004, compared with 1.6% in 2003. Jamaica has already commenced initiatives designed to improve the competitiveness of Jamaican bananas. See “The Jamaican Economy — Principal Sectors of the Economy — Agriculture, Forestry and Fishing”.

Imports

Merchandise imports increased by 6.7% to US$3,927.2 million in 2004 from US$3,678.9 million in 2003. The growth in the value of imports was dominated by increased importation of fuel, which was influenced by the rise of oil prices in the international markets, and post-Hurricane Ivan imports of food, building supplies and machinery. For the purposes of this discussion, imports are cost, insurance and freight values and exclude free-zone imports and goods procured in ports.

The following table shows Jamaica’s imports for the four years ended December 31, 2003:

Imports (c.i.f.)(1)

	2000	2001	2002	2003
	(in millions of US$)
Consumer Goods
Food (incl. Beverages)	258.9	266.3	288.1	281.8
Other Non-Durables	320.2	319.0	296.8	308.7
Semi-Durables	93.1	95.8	115.7	114.1
Durables – Motor cars	142.4	137.6	154.4	129.3
Other Consumer Durables	156.4	166.2	237.1	234.4

Total	971.0	984.9	1,092.1	1,068.3

	2000	2001	2002	2003
	(in millions of US$)
Raw Materials and Intermediate Goods
Food (incl. Beverages)	208.4	226.8	215.2	227.5
Industrial Supplies	715.9	701.7	631.5	705.8
Fuel and Lubricants	648.1	614.8	642.5	828.8
Parts and Accessories of Capital Goods	248.6	294.4	312.0	290.2

Total	1,821.0	1,837.7	1,801.2	2,052.3
Capital Goods
Transportation Equipment	3.9	1.9	2.8	2.7
Other Industry Transportation	103.9	106.0	118.2	73.6
Construction Materials	150.4	150.0	146.4	164.9
Machinery and Equipment Excluding Transportation	247.2	315.1	393.9	309.5
Other	9.8	7.0	10.8	7.6

Total	515.2	580.0	672.1	558.3

Total Imports	3,307.2	3,402.6	3,565.4	3,678.9

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.

Source: Statistical Institute of Jamaica.

Trading Partners

The United States, the United Kingdom and Canada are Jamaica’s main trading partners.

The following tables show the direction of trade for the four years ended December 31, 2003:

Exports (f.o.b.) by Destination

	2000	2001	2002	2003
	(in millions of US$)
NAFTA	624.7	577.2	479.3	539.4
of which USA	494.3	380.2	314.3	344.4
of which Canada	123.2	191.1	157.2	192.1
European Union	410.5	359.7	348.4	358.3
of which UK	160.4	157.1	134.5	153.1
CARICOM	49.0	50.6	48.9	51.2
Japan	30.3	27.8	28.2	26.0
Other countries	186.5	207.8	213.6	220.6

Total	1,301.0	1,223.1	1,118.4	1,195.5

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin(1)

	2000	2001	2002	2003
	(in millions of US$)
NAFTA	1,794.3	1,755.3	1,769.3	1,833.2
of which USA	1,541.5	1,525.8	1,546.6	1,632.0
of which Canada	98.3	97.6	112.6	97.9
European Union	266.2	316.8	374.6	384.8
of which UK	98.2	102.5	93.1	149.6
CARICOM	402.3	433.0	395.5	469.2
Japan	191.7	187.5	214.9	169.9
Other countries	652.7	710.0	811.1	821.8

Total	3,307.2	3,402.6	3,565.4	3,678.9

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.

Source: Statistical Institute of Jamaica.

INTERNATIONAL RESERVES

Net international reserves of the Bank of Jamaica increased to US$1,858.5 million at December 31, 2004, from US$1,165.0 million at December 31, 2003. Gross international reserves at December 31, 2004, were US$1,881.9 million, or approximately 27.8 weeks of merchandise imports. The increase in the international reserves during 2004 was mainly attributable to significant official capital inflows. See “Public Sector Indebtedness – External Debt” and “Public Finance – Revenue”.

At March 31, 2005, net international reserves of the Bank of Jamaica were US$1,901.6 million, with gross international reserves at US$1,924.1 million, or approximately 28.1 weeks of merchandise imports. The Bank of Jamaica’s internal target for minimum gross international reserves is 12 weeks of imports, which target is also reflected in the statutory guideline contemplated by pending amendments to the Bank of Jamaica Act.

The following table shows the Bank of Jamaica’s international reserves for the five years ended December 31, 2004:

International Reserves

	2000	2001	2002	2003	2004
	(in millions of US$)
Supplementary Fund	36.4	39.1	40.6	86.7	91.7
Special Drawing Rights	1.5	1.5	1.4	0.1	0.1
Other Reserves	1,010.9	1,862.7	1,601.1	1,109.5	1,790.1
Gross International Reserves	1,048.8	1,903.3	1,643.1	1,196.3	1,881.9
Total Foreign Liabilities	79.3	62.6	46.1	31.3	23.4
Net International Reserves	969.5	1,840.7	1,597.0	1,165.0	1,858.5
Gross Reserves in Weeks of Merchandise Imports	18.3	33.6	29.1	18.3	27.8

Source: Bank of Jamaica.

Exchange Rates

As part of its economic liberalization program, Jamaica began gradually dismantling exchange controls in 1990 and formally abolished all remaining exchange controls with the repeal in 1992 of the Exchange Control Act. The movement of foreign exchange into and out of Jamaica is unrestricted. All Jamaican residents are permitted to hold, invest and borrow foreign currency, and non-residents are permitted to invest and borrow both local and foreign currency in Jamaica. However, only an authorized dealer may carry on the business of trading in foreign currency or foreign currency instruments, and an authorized dealer must be party to any transaction involving the buying or selling of foreign currency or foreign currency instruments in return for Jamaican dollars and the lending or borrowing of foreign currency. Cambios and bureaux de change are authorized specifically to buy and sell foreign currency.

Since the repeal of the Exchange Control Act in 1992, the exchange rate has been determined by market conditions and Jamaica has not set any trading band or target. Jamaica intends to conduct its macroeconomic policies in such a way as to maintain relative stability in the foreign exchange market.

During 2004, the JA dollar gradually decreased in value against the US dollar, with the JA/US dollar exchange rate falling from J$60.62 to US$1.00 at December 31, 2003 to J$61.87 to US$1.00 at December 31, 2004, a depreciation of 2.0%. Since the exchange rate is market-determined, there can be no assurance that the exchange rate will be maintained at current levels. The official exchange rate on April 22, 2005, was J$61.66 per US$1.00.

The following table shows exchange rate information for the selling of US dollars, expressed in JA dollars, for the periods indicated:

Foreign Exchange Rates

Year	Month	Average for Period(1)	End of Period	Percentage Change (End of Period)
		(spot weighted average ask in J$ for US$)
2000		43.32	45.53	9.92
2001		46.19	47.40	4.11
2002		48.73	50.97	7.53
2003		58.22	60.62	18.93
2004		61.39	61.63	1.67
2005	January	61.76	61.87	0.39	(2)
	February	61.93	61.91	0.06	(2)
	March	61.68	61.54	(0.60	)(2)

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.

(2)	As compared to the prior month.

Source: Bank of Jamaica.

PUBLIC FINANCE

The Public Sector Budget

The Government of Jamaica includes all ministries, departments and agencies whose activities form part of the budgetary operation of the central administration. The operations of state-owned enterprises and public utilities are therefore excluded from the public sector budget.

Jamaica’s fiscal year runs from April 1 of each year to March 31 of the following year. Pursuant to the Constitution, the Minister of Finance and Planning is responsible for preparing estimates of revenue and expenditure before the close of the previous fiscal year and submitting those estimates to Parliament as early as possible in the fiscal year to which they relate. The Ministry of Finance and Planning, in conjunction with other ministries and departments, prepares a draft budget, which must be approved by the Cabinet prior to its submission to Parliament. Final approval by Parliament is usually granted by early May of the relevant fiscal year.

The budget distinguishes between recurrent and capital expenditure. Recurrent expenditure refers to Jamaica’s day-to-day operating expenditure, while capital expenditure refers to Jamaica’s planned investment for the fiscal year. The major criteria used in determining allocation levels for recurrent expenditure are expenditure ceilings based on Jamaica’s economic policy, Jamaica’s priorities for the fiscal year, and commitments arising from the continuation of programs, projects and policies previously authorized by the Cabinet. Such commitments include interest on public debt, a statutory obligation that is paid first, as well as salaries, rent and public utilities. The major criteria used in deciding allocation levels for capital expenditure are current year projections for public investment, multilateral/bilateral programs and the implementation status of projects.

The following table shows Jamaica’s fiscal results for FY 2000/01 through FY 2004/05 and the FY 2005/06 fiscal budget:

Government Revenue and Expenditure

	2000/01	2001/02	2002/03	2003/04	2004/05	Budget 2005/06
	(in millions of J$)
Revenue	108,440.2	109,721.5	118,458.4	151,434.4	172,599.5	204,479.8
Tax Revenue	87,074.4	90,568.2	102,858.6	131,069.5	150,481.6	179,516.2
Income and Profits	35,456.7	35,516.4	40,566.7	54,265.1	62,872.1	68,763.8
Production and Consumption	26,686.8	28,549.1	34,120.9	41,207.5	46,951.9	62,137.8
Of which GCT (local)	13,059.2	13,772.1	17,014.5	22,149.3	25,122.7	36,679.1
Trade Duty	24,930.9	26,502.6	28,171.0	35,596.9	40,657.6	48,422.6
Non-Tax Revenue(1)	7,783.9	4,949.3	4,882.9	9,044.0	9,824.5	9,930.7
Bauxite Levy	2,752.6	2,252.3	1,762.7	2,137.9	2,479.1	2,996.6
Capital Revenue(2)	9,092.2	9,989.5	8,039.9	8,596.7	5,793.2	7,826.7
Grants	1,737.1	1,962.2	914.3	586.2	4,021.2	4,209.6

	2000/01	2001/02	2002/03	2003/04	2004/05	Budget 2005/06
	(in millions of J$)
Expenditure	104,193.1	123,989.0	149,029.0	178,732.2	199,487.8	204,480.0
Recurrent Expenditure(3)	95,780.6	113,665.2	141,080.4	173,247.9	188,382.0	187,204.0
Programs	17,696.6	20,066.5	27,463.1	24,615.2	32,081.0	38,238.0
Wages and Salaries	35,163.8	42,588.2	51,496.7	60,463.1	63,516.8	61,386.9
of which retroactive(4)	3,196.3	2,571.1	5,640.9	4,810.7	1,413.7	1,650.0
Interest	42,920.3	51,010.4	62,120.6	88,169.6	92,784.2	87,579.1
Domestic	34,306.0	40,353.4	46,934.8	71,460.7	72,642.9	64,398.4
Foreign	8,614.3	10,656.9	15,185.7	16,708.8	20,141.3	23,180.6
Capital Expenditure(5)	8,545.3	9,290.9	7,072.1	5,484.3	11,105.9	17,276.0
IMF	799.3	835.5	876.6	842.1	340.0	0.0
Unallocated	(932.2)	197.4	0.0	0.0	0.0	0.0
Fiscal Surplus (Deficit)	4,247.1	(14,267.5)	(30,570.6)	(27,297.8)	(26,888.3)	0.0
Loan Receipts	69,346.2	101,826.7	107,417.4	132,764.7	149,691.7	142,676.1
External	27,284.7	39,349.9	23,258.8	24,615.8	38,680.0	34,676.4
Domestic	42,061.4	62,476.8	84,158.6	108,148.9	111,011.6	107,999.7
Amortization	61,758.3	90,973.4	89,917.3	97,621.7	129,753.7	142,676.1
External	13,417.7	13,573.7	35,959.9	17,004.0	30,178.7	32,321.6
Domestic	48,340.5	77,399.8	53,957.4	80,617.7	99,575.0	110,354.6
Primary Surplus (Deficit)	47,167.4	36,742.9	31,549.9	60,871.7	65,895.8	87,579.0
Overall Surplus (Deficit)	11,835.0	(3,414.3)	(13,070.5)	7,845.2	(6,950.4)	0.0
GDP(6)	346,788.3	379,813.3	417,739.5	495,500.4	553,336.9	635,487.0

(1)	Non-tax revenue includes user fees and interest revenue.

(2)	Capital revenue includes royalties, loan repayments and divestment receipts.

(3)	Recurrent expenditure refers to the Government’s day-to-day operational expenses.

(4)	Retroactive wages and salaries represent payments, in any given year, of wages and salaries due for previous fiscal years.

(5)	Capital expenditure refers to Jamaica’s investment for the fiscal year.

(6)	GDP is calculated on a calendar year basis. Therefore, the number presented represents an estimate of GDP for the fiscal year. The gross domestic product series was revised in 2003. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition the base year has been changed from 1986 to 1996.

Source: Ministry of Finance and Planning and Planning Institute of Jamaica.

Revenue and Expenditure

Jamaica posted a fiscal deficit in FY 2004/05 of J$26.9 billion, or 4.8% of GDP. This followed a fiscal deficit in FY 2003/04 of J$27.3 billion, or 5.5% of GDP, a fiscal deficit of J$30.6 billion, or 7.3% of GDP in FY 2002/03, and a fiscal deficit of J$14.3 billion, or 3.8% of GDP in FY 2001/02, a surplus of J$4.2 billion, or 1.2% of GDP in FY 2000/01. These deficits were partly due to the interest costs associated with the restructuring of Jamaica’s financial sector and to higher interest payments associated with the fiscal costs of supporting Jamaica’s monetary policy to achieve its inflation objective. The surplus in FY 2000/01 arose from the one time receipt of US$163.0 million (J$7.4 billion) in proceeds from the divestment of Jamaica Public Service Company Limited in 2001.

Jamaica has achieved significant primary surpluses over the last five years. The fiscal operations recorded primary surpluses of 9.7% of GDP in FY 2001/02; 7.6% of GDP in FY 2002/03, 12.3% of GDP in FY 2003/04 and 11.9% in FY 2004/05.

The operations of the overall public sector recorded a deficit of 5.2% of GDP in FY 2001/02. This was followed by deficits of 11.1% of GDP in FY 2002/03, 3.3% in FY 2003/04 and a provisional 6.2% in FY 2004/05.

Total revenue for FY 2004/05 was J$172.6 billion, or 31.0% of GDP. This represented a 14.0% increase over total revenue collected in FY 2003/04. This revenue performance was influenced mainly by a significant increase in grants and a 14.8% increase in tax revenue attributable to the new tax measures implemented since FY 2003/04, increased economic activity and an improvement in compliance underscored by the tax administrative reform program and customs modernization. Total revenue collections, however, were 1.8% below budget, due mainly to the adverse impact of Hurricane Ivan on revenue performance, particularly tax revenue.

Total expenditure for FY 2004/05 was J$199.5 billion, or 35.9% of GDP. This represented an 11.6% increase over FY 2003/04 and an increase of J$3.5 billion, or 1.8% over budget. Recurrent expenditure totaled J$188.4 billion in FY 2004/05, representing 94.4% of total expenditure, with capital expenditure representing 5.6% of total expenditure. Recurrent expenditure was higher than budgeted mainly as a result of higher operational expenditures, which outweighed lower than budgeted interest payments. Capital expenditure during FY 2004/05 was higher than the amount budgeted due primarily to Hurricane Ivan reconstruction efforts, allocation to for the refurbishing of Sabina Park for the hosting of World Cup Cricket in 2007 as well as the provision of grants to Air Jamaica. See “The Jamaican Economy – Privatization.”

The largest component of recurrent expenditure was interest costs, which represented 46.5% of total expenditure in FY 2004/05 lower than the 49.3% in FY 2003/04. This compared to 41.7% in FY 2002/03 and 41.1% in FY 2001/02. Interest expenditure consumed 53.8% of total revenue in FY 2004/05, compared to 58.2% in FY 2003/2004, 52.4% of total revenue in FY 2002/03, and 46.5% in FY 2001/02. The increase in interest expenditure since FY 2001/02 primarily reflected the increase in domestic debt to cover the fiscal costs of Jamaica’s anti-inflation objectives and restructuring and rehabilitating the financial sector.

Expenditure on wages and salaries in FY 2004/05 increased to J$63.5 billion compared to J$60.5 billion in FY 2003/04 due principally to the one-off payment of $3.6 billion in arrears for statutory deductions. Wages and salaries represent 31.8% of total expenditures in FY 2004/05 compared to 33.8% of total expenditures, in FY 2003/04.

FY 2005/06 Budget

The FY 2005/06 budget remains consistent with Jamaica’s overall macroeconomic program, which has as its primary goals the return to single digit inflation, relative stability in the foreign exchange market, maintenance of adequate foreign reserves, the reduction of domestic interest rates and the acceleration of economic growth.

For FY 2005/06, Jamaica has targeted a balanced budget. Budgeted revenue for FY 2005/06 amounts to J$204.5 billion, with 87.8% projected to be received from tax revenue. Tax revenue is budgeted to increase by 19.3% over FY 2004/05 primarily as a result of the normal increase in the base revenue generated from increased economic activity, improvements in tax administration and imposition of a tax package equivalent to 1.5% of GDP. See “Tax Reform”.

Expenditure is budgeted to increase by 2.5% over FY 2004/05 due mainly to a 55.6% increase in capital expenditure. Interest expenditure is budgeted to decrease by 5.6%, underpinned by the decline in domestic interest rates. The FY 2005/06 expenditure budget is projected to be J$204.5 billion, comprising J$187.2 billion for recurrent expenditure and J$17.2 billion for spending on capital projects. Of the recurrent budget, J$38.2 billion is allocated to programs, J$61.3 billion is allocated to wages and salaries and J$87.6 billion to interest payments.

Tax Reform

Prior to 1986, the individual income tax base in Jamaica included all sources of income with a graduated marginal rate structure ranging from 30.0% to 57.5%. There were no standard deductions, but taxpayers could qualify for 16 separate tax credits which had been gradually added to the tax system over the years. Because these credits came into existence on different dates and were not indexed to inflation, their value had been substantially eroded over the years. Jamaica further narrowed its tax base by permitting employers to grant non-taxable perquisites to employees, which were not required to be reported as income.

In 1986, Jamaica introduced tax reforms that included a flat tax rate for individuals and a uniform standard deduction, or income exemption level, which replaced the former system of tax credits. A flat tax rate and an income threshold replaced the progressive rate structure. Since 1993, the personal income tax rate has been 25.0%. The threshold after which taxes are paid has increased over time. Effective January 2001, the threshold was raised to J$120,432. The corporate tax rate is 33 1/3%.

The following table shows the changes in personal income tax rate and threshold since 2000:

Personal Income Tax Rates and Thresholds

Effective Date	Rate (%)	Threshold (J$)	Increase (%)
January 2000	25	100,464	—

Effective Date	Rate (%)	Threshold (J$)	Increase (%)
January 2001	25	120,432	19.9
January 2002	25	120,432	—
January 2003	25	120,432	—
January 2004	25	120,432	—
January 2005	25	120,432	—

Source: Ministry of Finance and Planning.

Jamaica implemented a tax administration reform project in 1994. The goal of the project is to broaden the tax base, facilitate voluntary compliance with the tax laws, improve the effectiveness of tax administration and tax collection, and control tax evasion.

In 1996, Jamaica implemented a tax compliance program aimed at improving the efficiency and effectiveness of tax administration and compliance through the implementation of a tax registration number system which assigned individuals and businesses identification numbers. The registration of taxpayers, which began in March 1996, is ongoing. The system became operational on November 18, 1996. At March 25, 2005, 1,484,233 confirmed taxpayer registration numbers had been assigned.

As a part of the reform of the tax system, the Revenue Administration Act was amended in FY 1998/99 to strengthen the enforcement capacity of tax administration. These amendments enabled the reorganization of revenue departments on the basis of functions rather than tax type, and the sharing of information among the revenue departments. The re-organization was completed in December 1999.

In April 2000, Jamaica announced its intention to eliminate gradually the income tax on dividends paid by publicly listed companies in order to encourage the movement of funds into the equity market and away from fixed income securities. The gradual elimination of this tax occurred over a three-year period. Effective June 1, 2000 the tax rate applicable to dividends was lowered to 20.0%. Effective April 1, 2001, the rate was reduced to 10.0% and, as of April 1, 2002, the tax was eliminated.

In April 2003, Jamaica implemented a J$13.8 billion tax and user fee package. The measures include the imposition of GCT on some previously zero-rated and exempt goods and services, a 2% tax on imports, and a 15% bet winnings tax on the national lottery. Legislative measures to amend the Income Tax and Customs Act are being implemented together with other measures under the tax administrative reform project. These include the removal of tax exemptions previously granted to certain public sector entities, in furtherance of which the Public Enterprises (Removal of Tax Concessions) Act, 2003 became effective in December 2003.

In April 2005, Jamaica implemented a J$9.4 billion tax package. The measures included an increase in the standard GCT from 15.0% to 16.5% effective May 1, 2005; increase in the special consumption tax on cigarettes, effective April 15, 2005 and an increase in the GCT rate for the tourism sector from 6.25% to 8.25%. The income tax threshold was also increased from J$120,432 to J$169,104 effective July 1, 2005 and to $193,440 effective January 1, 2006.

Financial Sector Restructuring

Jamaica has experienced significant problems within its financial sector as a result of the interrelationships between affiliated banks, building societies and insurance companies, weak management practices and the significant slowing of the rate of inflation. Between 1993 and 1998, the Minister of Finance and Planning, pursuant to powers vested in him under amendments to the Banking Act, the Financial Institutions Act and the Bank of Jamaica Act, placed 12 financial institutions under temporary management and intervened in 10 financial institution groups that included banks, insurance companies and their non-core businesses. Two institutions, FIS and FINSAC, were created by Jamaica to facilitate the resolution of the failed banks and to proceed with the restructuring and reorganization of the financial sector.

Intervention and Divestment

Jamaica’s intervention in the financial sector, through FINSAC, was undertaken to rehabilitate financial institutions with liquidity and solvency problems and to protect depositors. This intervention resulted in the protection of 1.5 million deposit accounts with a value of J$68.7 billion and 569,000 individual insurance policies with a total face value of J$174.4 billion. FINSAC’s intervention also provided protection to 55,000 beneficiaries of private pension funds, which had a total value of J$19.0 billion.

The types of assistance FINSAC has provided include the assumption of deposit and other liabilities, the provision of liquidity support, the purchase of ordinary and preference shares, the acquisition of under-performing assets and the provision of subordinated loans. In exchange for such assistance, FINSAC has acquired a combination of equity, board seats and the assets in numerous financial institutions and their related companies. FINSAC’s activities in the banking sector also involved the merger of several financial institutions under its control to create Union Bank of Jamaica Limited, which was subsequently sold in March 2001 for J$1.6 billion.

FINSAC financed its operations through the issuance of government-guaranteed securities. A portion of these securities was repaid with the first installment of the proceeds of loans from the Inter-American Development Bank, or IADB, the Caribbean Development Bank, or CDB and World Bank and an additional portion was repaid with the proceeds of the divestment of approximately J$11.7 billion in assets and property, including many major Jamaican banks, insurance companies, hotels and other businesses. As of April 1, 2001, the remaining J$79.3 billion in government-guaranteed securities issued by FINSAC were assumed by Jamaica as direct obligations. See “Public Sector Indebtedness”.

As a result of the FINSAC intervention, FINSAC assumed investments in various financial institutions, non-performing loan portfolios and other financial assets, the great majority of which it has divested to the private sector during the last three years. FINSAC aggressively marketed its non- performing loan portfolio, which resulted in its sale by the end of 2002. In addition, in 2002 FINSAC sold its shareholdings in two of the largest financial institutions that had been in need of intervention and rehabilitation, the National Commercial Bank (the largest commercial bank in Jamaica) and Life of Jamaica (a major insurance company in Jamaica).

Proceeds from these sales have been used to reduce FINSAC liabilities and, consequently, the public sector debt associated with the rehabilitation of the financial sector.

With the fulfillment of FINSAC’s responsibilities of intervening and rehabilitating institutions and subsequently disposing of its majority equity stakes in intervened institutions, the government scaled down the operations of FINSAC as of July 2003. The management of the government’s minority stakes in institutions in which FINSAC intervened as well as the responsibility of completing the legal procedures required to formally close down institutions that have already ceased operations have been assumed by FIS.

Improvements in the Legislative and Regulatory Framework

Along with the efforts at restructuring the financial sector through FINSAC, Jamaica has also focused its attention on regulatory and supervisory reform. A number of key amendments to Jamaica’s financial legislation came into effect in October 1997, and provided for:

•	more efficient and effective powers for remedial action taken by the supervisory authorities in respect of distressed institutions;

•	reduced capacity for institutions to lend to, or invest in, related entities;

•	a more stringent computation of capital adequacy;

•	a more precise definition of non-performing loans and power for the supervisory authorities to prescribe accounting rules; and

•	greater control by supervisory authorities over changes of ownership and a stricter definition of a “fit and proper person” for management, directors and owners of financial institutions.

See “The Monetary System — Legislation and Regulation”. The Deposit Insurance Act was also passed in March 1998, to establish a scheme for the protection of depositors. See “The Monetary System — Legislation and Regulation — The Deposit Insurance Protection Act”.

After its initial response to the crisis, Jamaica has maintained its efforts to foster the effective supervision and regulation of the financial sector. This involved regulatory reform focused mainly on streamlining the supervision of the sector. The Financial Services Commission, or FSC, which became operational on August 2, 2001, is the sole regulatory and supervisory agency for non-deposit taking financial institutions, unit trusts, mutual funds, insurance, and pension funds. The Bank of Jamaica has retained its supervisory functions in the new regime, and its powers have been bolstered with the passage of legislation giving the Supervisor of Banks greater autonomy to intervene in troubled institutions through temporary management. The supervisory structure is complemented by the creation of the Regulatory Policy Council, or RPC, an umbrella entity comprised of the head of the FSC, the Supervisor of Banks, the head of the Jamaica Deposit Insurance Corporation, and the Financial Secretary or a nominee. The RPC utilizes a proactive and coordinated approach to developing policy for the financial sector, thus helping in the detection of problems and sharing of information among the supervisors.

A new Insurance Act was enacted in December 2001 to repeal and replace the Insurance Act of 1972 and to provide measures to strengthen corporate governance, the rulemaking process and establish prompt corrective action. Reform of the pensions system has also been progressing with a new National Pensions Act, which became effective in March 2005. This new Act includes new requirements for pension funds such as registration, licensing, investment limits, minimum solvency standards and information disclosure.

In addition, a Financial Crimes Unit was established in the Office of the Director of Prosecutions. This unit is responsible for tracking possible violations of Jamaica’s Money Laundering Act of 1996, and other irregular bank transactions. The unit has been complemented with the establishment of a Commercial Court that has the responsibility of ensuring that financial crimes and civil suits are dealt with expeditiously.

Jamaica’s efforts at restructuring the financial sector were aided in 2000 by the provision of loan packages from the IADB, the World Bank and the CDB. The IADB approved a loan of US$150 million to be released in two tranches, the World Bank approved two loans totaling US$150 million, and CDB approved a loan of US$25 million. The proceeds of the first installment of these loans have been used to redeem debt incurred by FINSAC as part of its intervention in the financial sector, or FINSAC debt. The loan package reduces Jamaica’s debt servicing costs as the interest rates on these loans are significantly lower than that on the FINSAC debt. The provision of these loans is contingent upon the satisfaction of numerous conditions relating to the financial sector reform project. All of the conditions for disbursement of the first tranche of loans were met, and on March 31, 2001, the IADB, World Bank and CDB released funds to Jamaica totaling US$162.5 million. These funds were used to redeem FINSAC debt. Proceeds totaling US$40 million from the release of the second tranche were received from IADB in the last quarter of FY 2001/02. This was facilitated on the basis that Jamaica had made an early disbursement request and had substantially satisfied the conditions for the release of the second tranche. The loan agreement with IADB was also amended to facilitate a third tranche release, which was incumbent on satisfying the remaining conditions. Funds for the third tranche release, totaling US$47.9 million, were received from IADB and CDB in the third quarter of FY 2002/03. In FY2002/03, the World Bank also provided a second loan totaling US$75 million.

In connection with the loans from IADB, CDB and the World Bank, Jamaica agreed to an International Monetary Fund, or IMF, Staff Monitored Program, or SMP, in 2000. A second SMP was adopted in July 2002 which covered the period April 2002 to March 2003. The 2002 SMP was the last such arrangement between the IMF and Jamaica due to the fact that the IMF decided to revamp the SMP. The SMP was an informal and flexible instrument for dialogue between the IMF and Jamaica on the country’s economic policies. The program focused on strategies to advance the resolution of the financial sector difficulties, as well as to consolidate recent gains in economic stabilization, and to lay the foundation for strong economic growth. It also provided a framework within which specific macroeconomic targets were to be achieved. The IMF Staff Monitored Program established quarterly quantitative targets and structural benchmarks, which were used to monitor Jamaica’s progress. Jamaica consistently achieved these macro-economic performance targets. Following the IMF’s decision to revamp the SMP, Jamaica and the IMF engaged in discussions to identify a process that would facilitate the IMF’s monitoring of the implementation and progress of Jamaica’s macroeconomic program. In August 2004, Jamaica and the IMF agreed on a program of intensified surveillance of Jamaica’s economic program.

Although Jamaica does not subscribe to the voluntary Special Data Dissemination Standard (SDDS), established by the IMF in 1996 as a mechanism for IMF member states to provide economic and financial data to the public, Jamaica is taking steps to become a SDDS subscriber. As one of the steps to subscribe to the SDDS, Jamaica became a subscriber to the General Data Dissemination Standard in 2002. Jamaica expects to be a SDDS subscriber by the end of 2005.

Jamaica believes that the most significant difficulties in the financial sector have been identified and appropriate remedial measures have been implemented. There can be no assurance, however, that substantial additional financial assistance or other government action may not be required in the future as developments in the financial sector continue to evolve.

PUBLIC SECTOR INDEBTEDNESS

General

Under Section 116 of the Jamaica Constitution, all loans charged on Jamaica’s Consolidated Fund, including all external debt payments such as those under the debt securities, represent a statutory charge on the revenue and assets of Jamaica. See “Public Finance — The Public Sector Budget”. These statutory charges are paid without any requirement of Parliamentary approval, directly from revenue and assets, before funds are available to Jamaica for other policies and programs.

The Constitution and the Financial Administration and Audit Act give the Ministry of Finance and Planning overall responsibility for the management of Jamaica’s public debt. The Loan Act limits the amount of funds which may be borrowed. The Jamaican Parliament recently passed legislation increasing the amount of funds which Jamaica may borrow. Jamaica has never defaulted on any of its external or domestic debt obligations.

Domestic Debt

At December 31, 2004, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$447.0 billion, an increase of 7.0% when compared with the level at the end of December 2003. Jamaica has incurred domestic debt primarily to provide budgetary financing, to provide assistance to the Bank of Jamaica in its liquidity management objectives, to cover Bank of Jamaica losses, to cover the capitalization of accrued interest on the Bank of Jamaica’s holding of former FINSAC securities, and by assumption of debt obligations of certain public sector entities. In March 2001, Jamaica issued J$23.8 billion in local registered stocks to replace FINSAC liabilities in connection with the sale of Union Bank of Jamaica Limited. In addition, on April 2001, Jamaica assumed the remaining J$79.3 billion in government-guaranteed securities issued in connection with the intervention in the financial sector.

In addition to this level of domestic debt, Jamaica has guaranteed certain financial obligations of public sector entities, which carry out major infrastructure projects from time to time. At December 31, 2004 the extent of these guarantees was approximately J$7.7 billion.

Jamaica’s domestic debt consists of local registered stocks, treasury bills, bonds and loans. At December 31, 2004, 18.9% of the outstanding domestic debt was scheduled to mature within one year, 54.1% between one and five years, and the remaining 27.0% after five years. The interest rate composition of the domestic debt at December 31, 2004 was 57.9% contracted on a fixed rate basis, while 42.0% was contracted on a floating interest rate basis.

At March 31, 2005, Jamaica’s domestic debt was J$449.2 billion and 22.5% of outstanding domestic debt was schedule to mature in one year, 51.9% in five years and the remaining 25.6% after five years. At March 31, 2005, approximately 41.4% of the domestic debt was on a floating rate basis and 58.5% on a fixed rate basis. Of the total debt at March 31, 2005, 18.9% was denominated in or indexed to the US$ and 81.1% was J$-denominated.

Local registered stocks are medium-term to long-term debt instruments issued by Jamaica. At December 31, 2004, local registered stocks represented 49.3% of total domestic debt, as compared to 54.7% at December 31, 2003. In October 1999, Jamaica implemented an auction system for the sale of local registered stocks. Previously, both price and coupon rates were set by Jamaica.

At December 31, 2004, Jamaica had J$210.0 billion of domestic bonds outstanding, representing 47.0% of total domestic debt. This represents a J$31.7 billion, or 17.8% increase over the level outstanding at December 31, 2003. Jamaica issues both local and foreign currency-denominated bonds in the domestic market. Foreign currency denominated bonds that are issued in Jamaica are classified as domestic debt. At December 31, 2004, J$48.9 billion of the domestic debt were US$-denominated and J$39.9 billion US$-indexed instruments.

Issuance of treasury bills is limited by statute to a maximum of J$12.0 billion in total outstanding treasury bills. The outstanding stock of treasury bills at December 31, 2004 was J$3.8 billion, representing 0.8% of total domestic debt. The stock of treasury bills continues to decrease in keeping with Jamaica’s planned reduction of the stock of treasury bills in an effort to extend the average maturity of the domestic debt. Treasury bills are auctioned on a multiple-price basis.

The following table shows domestic debt for the five years ended December 31, 2004:

Domestic Debt

	2000	2001	2002	2003	2004
	(in millions of J$)
Securities
Treasury Bills	7,600.0	3,900.0	4,150.0	4,400.0	3,750.0
Local Registered Stocks	134,896.5	217,361.8	240,843.3	228,509.3	220,290.5

Total	142,496.5	221,261.8	244,993.3	232,909.3	224,040.5
Bonds
Investment Debenture	24,401.4	29,564.1	41,498.6	80,631.2	120,585.6
Land	177.7	413.2	439.6	546.5	560.2
US$ Denominated	9,715.2	24,340.4	27,920.3	45,955.7	48,919.1
US$ Indexed	7,626.3	16,686.4	29,574.4	51,174.8	39,915.8

Total	41,920.6	71,004.1	99,432.9	178,308.2	209,980.7
Loans
Commercial Banks	1,941.4	2,097.0	5,652.0	6,616.5	11,649.5
Other (including Public Sector)	1,161.7	802.6	1,028.5	0.2	1,291.3

Total	3,103.1	2,899.5	6,680.5	6,616.7	12,940.8

Total	187,520.2	295,165.4	351,106.7	417,834.3	446,961.9

Source: Ministry of Finance and Planning.

The following table shows the amortization schedule for domestic debt outstanding as at December 31, 2004:

Domestic Debt Amortization Schedule

as at December 31, 2004

	2005	2006	2007	2008	2009	2010
	(in millions of J$)
Bonds(1)	88,387.5	96,107.2	54,229.5	27,503.6	44,064.5	21,931.0
Loans	3,589.5	3,907.8	2,575.6	2,076.2	1,234.5	559.7

Total	91,977.0	100,014.9	98,043.1	29,579.8	45,299.0	22,490.7

(1)	Includes securities.

Source: Ministry of Finance and Planning.

The following table shows the interest schedule for domestic debt outstanding as at December 31, 2004:

Central Government Domestic Debt Interest Schedule

as at December 31, 2004

	2005	2006	2007	2008	2009	2010
	(in millions of J$)
Bonds(1)	62,892.3	48,069.5	40,229.4	34,333.7	29,849.2	24,952.0
Loans	2,064.4	1,510.1	986.6	584.7	268.9	92.6

Total	64,956.7	49,579.6	41,238.0	34,918.4	30,118.1	25,044.6

(1)	Includes securities.

Source: Ministry of Finance and Planning.

The following table shows the maturity structure of domestic debt outstanding as at December 31, 2004:

Domestic Debt Maturity Structure

as at December 31, 2004

	Less than 1 year	1-5 years(1)	5-10 years(2)	10 years & over(2)	Total
	(in millions of J$)
Local Registered Stocks	21,149.1	87,354.2	60,051.6	51,735.6	220,290.5
Treasury Bills	3,750.0	N/A	N/A	N/A	3,750.0
Land Bonds	N/A	N/A	N/A	560.2	560.2
Debentures	30,761.6	89,226.5	597.5	N/A	120,585.6
US$ Indexed Bonds	10,820.1	29,095.6	N/A	N/A	39,915.8
US$ Denominated Bonds	14,761.3	27,239.8	6,301.7	616.3	48,919.1
Euro Denominated Bonds	N/A	N/A	319.4	N/A	319.4
Loans	3,257.6	8,837.8	478.7	47.2	12,621.3
Other	N/A	N/A	N/A	0.15	0.15

Total	84,499.7	241,754.0	67,748.8	52,959.4	446,961.9

(1)	Medium-Term debt.

(2)	Long-Term debt.

Source: Ministry of Finance and Planning.

The following table shows the interest rate composition of domestic debt outstanding as at December 31, 2004:

Domestic Debt Interest Rate Composition

as at December 31, 2004

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of J$)	(%)
Variable Rate Debt	187,921.9	42.04
Fixed Rate Debt	258,867.4	57.92
Non Interest-Bearing Debt	172.6	0.04

Total Debt	446,961.9	100.00

Source: Ministry of Finance and Planning

External Debt

At December 31, 2004, public sector external debt was US$5,120.4 million, an increase of 22.1% from December 31, 2003. At December 31, 2004, 70.1% of public sector external debt was denominated in US dollars, 21.3% was denominated in Euro and 5.4% was denominated in Japanese yen.

At March 31, 2005, the stock of external debt was US$5,044.4 million, of which 70.7% was denominated in US dollars, 20.9% was denominated in Euro and 5.3% was denominated in Japanese yen.

Bilateral and multilateral obligations constitute the major portion of Jamaica’s public sector external debt, accounting for 43.8% of external debt at December 31, 2004. Bond issues of US$2,397.1 million represented the largest individual creditor category, accounting for 46.8% of total external indebtedness at December 31, 2004. Multilateral indebtedness was US$1,307.3 million at December 31, 2004.

In June 1998, Jamaica completed an international offering of US$250 million 10.875% fixed rate notes due 2005. In August 2000, Jamaica raised US$225 million through an offering of 12.75% fixed rate notes due 2007. Jamaica made further issuances in May 2001 of US$400 million 11.75% fixed rate notes due 2011 and in December 2001 of US$250 million 11.625% fixed rate notes due 2022. In June 2002, Jamaica registered a US$700 million shelf registration statement with the U.S. Securities and Exchange Commission and subsequently in June 2002, issued US$300 million 10.625% notes due 2017 off that shelf. On October 14, 2003, Jamaica issued a US$50 million 9.0% fixed rate bond maturing October 2008 which was distributed among investors in the Caribbean. In February 2004, Jamaica issued €200 million 10.5% fixed rate notes due 2009. In March 2004, Jamaica issued

US$50 million 9.5% fixed rate notes maturing September 2008. In April 2004, US$125 million was raised through the re-opening of the existing US$300 million 10.625% bonds due 2017. In July 2004, Jamaica issued €200 million 11% bonds due 2012 and in October 2004, €150 million 10.5% bonds due 2014, with both issuances placed primarily with investors in Europe.

In January 2003, Jamaica issued a US$40 million guarantee with respect to a bridge loan for the Highway 2000 Project to build a toll road across Jamaica. In January 2004, the bridge financing was replaced by a government-guaranteed US$75 million long-term loan facility.

The following table shows medium and long-term public sector external debt by creditor category for the five years ended December 31, 2004:

External Debt by Creditor

	2000	2001	2002	2003	2004
	(in millions of US$)
Bilateral
OECD	1,091.6	950.2	914.1	894.0	871.2
Non-OECD	126.9	112.9	98.7	85.7	66.6

Total	1,218.5	1,063.1	1,012.8	979.7	937.8
Multilateral
IADB(1)	481.3	453.8	520.4	495.7	617.6
IMF(2)	61.6	42.8	28.5	12.1	0.9
IBRD(3)	415.5	458.1	488.0	454.1	428.6
Other	156.9	172.6	187.7	201.8	260.2

Total	1,115.3	1,127.3	1,224.6	1,163.7	1307.3
Commercial Banks	132.8	97.7	45.0	96.6	232.4
Other Commercial	45.9	202.2	252.4	259.7	245.8

Total	178.7	299.9	297.4	356.3	1,785.5
Bonds	862.8	1,655.7	1,812.6	1,692.4	2,397.1

Total	3,375.3	4,146.0	4,347.5	4,192.1	5,120.4

(1)	Inter-American Development Bank.

(2)	International Monetary Fund.

(3)	International Bank for Reconstruction and Development.

Source: Ministry of Finance and Planning.

The following table shows Jamaica’s external debt by debtor for the five years ended December 31, 2004:

External Debt by Debtor

	2000	2001	2002	2003	2004
	(in millions of US$)
Government Direct	3,142.5	3,777.3	3,973.7	3,798.3	4,586.3
Government-Guaranteed	158.3	316.1	339.6	375.9	528.9
Bank of Jamaica	74.5	52.6	34.2	17.9	5.2

Total	3,375.3	4,146.0	4,347.5	4,192.1	5,120.4

Source: Ministry of Finance and Planning.

The following table shows the amortization schedule for external debt outstanding as at December 31, 2004:

External Debt Principal Amortization Schedule

as at December 31, 2004

	2005	2006	2007	2008	2009	2010
	(in millions of US$)
Multilateral
IADB	48.1	68.4	72.3	73.9	71.2	66.9
IBRD	39.8	44.0	49.6	49.0	51.2	43.8
Other	29.3	30.9	28.9	32.0	28.4	24.8

Total	117.2	143.3	150.8	154.9	150.8	135.5
Commercial Banks	11.5	10.4	11.1	8.7	8.3	8.3
Other Commercial	32.1	35.0	33.6	29.3	30.0	14.9
Bonds	250.0	N/A	225.0	100.0	259.2	N/A
Bilateral	112.1	110.0	98.4	95.3	75.3	66.8

Total	522.9	298.7	518.9	388.2	523.6	225.5

Source: Ministry of Finance and Planning.

The following table shows the interest schedule for external debt outstanding as at December 31, 2004:

External Debt Interest Schedule

as at December 31, 2004

	2005	2006	2007	2008	2009	2010
	(in millions of US$)
Multilateral
IADB	32.9	39.1	36.8	34.1	30.7	27.1
IBRD	13.3	10.3	9.5	8.6	7.7	6.5
Other	9.0	10.8	10.6	10.2	9.1	8.3

Total	55.2	60.2	56.9	52.9	47.5	41.9
Commercial Banks	56.1	2.2	2.1	0.4	1.3	2.9
Other Commercial	10.2	10.5	7.7	5.1	2.7	0.6
Bonds	198.3	237.4	237.7	210.3	199.7	170.5
Bilateral	31.6	27.4	22.9	20.6	15.1	12.6

Total	351.4	337.7	327.3	289.3	266.3	228.5

Source: Ministry of Finance and Planning.

The following table shows the maturity structure for external debt outstanding as at December 31, 2004:

Total External Debt Maturity Structure

as at December 31, 2004

	Less than 1 year	1-5 years	5-10 years	10 years & over	Total
	(in millions of US$)
Bilateral	N/A	145.0	279.1	513.7	937.8
Multilateral	0.9	72.8	260.2	973.4	1,307.3
IMF	0.9	N/A	N/A	N/A	0.9
IADB	N/A	10.7	116.9	490.0	617.6
IBRD	N/A	39.5	102.8	286.4	428.6
Other	N/A	22.6	40.5	197.0	260.2
Commercial Bank	1.7	9.3	140.0	81.4	232.4
Other Commercial	52.2	34.4	123.8	35.4	245.8
Bonds	250.0	596.7	875.4	675.0	2397.1

Total	304.8	858.2	1,678.5	2,278.9	5,120.4

Source: Ministry of Finance and Planning.

The following table shows the interest rate composition of external debt outstanding as at December 31, 2004:

External Debt Interest Rate Composition as at December 31, 2004

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of US$)	(%)
Variable Rate Debt	1198.2	23.4
Fixed Rate Debt	3922.3	76.6

Total Debt	5120.4	100.0

Source: Ministry of Finance and Planning.

Debt Service Indicators

Public sector external debt as a percentage of GDP increased to 59.1% at December 31, 2004 from 54.0% at December 31, 2003. External debt as a percentage of exports of goods and services increased to 92.5% at December 31, 2004 from 83.1% at December 31, 2003. External debt service payments as a percentage of exports of goods and services decreased to 14.4% during 2004 from 16.7% during 2003.

The following table shows public sector external debt indicators for the five years ended December 31, 2004:

Debt Indicators

	2000	2001	2002	2003	2004
	(in millions of US$, except percentages)
External Debt Service Principal	308.2	319.6	506.9	500.4	493.4
Interest	169.0	271.8	291.3	312.4	302.8
Total	477.2	591.4	798.2	812.8	796.2
Exports of Goods and Services(1)	4,557.7	4,417.8	4,432.5	5,047.5	5,534.0
External Debt Service Ratio (%)	10.5	13.4	18.0	16.1	14.4
Interest on External Debt/Exports of Goods and Services (%)(1)	3.7	6.2	6.6	6.2	5.5
External Debt Outstanding/Exports of Goods and Services (%)(1)	74.1	93.9	98.1	83.1	92.5
External Debt/GDP (%)(2)	45.4	52.8	54.4	54.2	59.1
Domestic Debt/GDP (%)(3)	55.4	79.3	86.1	89.0	83.7
Total Debt/GDP (%)(2)	100.7	132.1	140.5	143.8	142.8

(1)	Exports of goods, services and current transfers.

(2)	Calculated by converting external debt to Jamaica dollars using the end of period exchange rate.

(3)	Calculated using Jamaica dollars.

Source: Ministry of Finance and Planning and Bank of Jamaica.

Debt Records

Jamaica has never defaulted on any of its external or domestic debt obligations, which under the Jamaican Constitution are paid without any requirement of Parliamentary approval, directly from revenue and assets of Jamaica, before funds are available to Jamaica for other policies and programs. In the last ten years, Jamaica has been involved in only one debt restructuring.

On January 25, 1993, Jamaica entered into a multi-year debt service rescheduling arrangement with the Paris Club comprised of OECD creditor governments and their agencies. This accord spanned the 36-month consolidation period from October 1, 1992 through September 30, 1995. Pursuant to the Paris Club Accord, the parties finalized the single outstanding bilateral implementing agreement in January 1996.

In March 1996, Jamaica formally completed a three-year extended fund facility with the International Monetary Fund.

External Public and Publicly Guaranteed Debt (including Bank of Jamaica debt)(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2005
	%				(in US$)
Multilateral Organizations
World Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR	423,884,549
Inter-American Dev. Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR	633,421,636
Others	Various	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	254,461,791

Total Multilateral Organizations					1,311,767,976
Foreign Governments (including Original Loans and Paris Club)	Various	Various	Various	USD, JPK, GBP, CAD, EUR	893,198,752
Bonds (Global) USD
USD400mn 2011	11.75%	May 1, 2001	May 15, 2011	USD	400,000,000
USD300mn + USD125mn 2017	10.63%	June 20, 2002	June 20, 2017	USD	425,000,000
USD250mn 2022	11.63%	Dec. 19, 2001	Jan. 15, 2022	USD	250,000,000
USD250mn 2005	10.88%	June 10, 1998	June 10, 2005	USD	250,000,000
USD50mn 2008	9.00%	Oct 14, 2003	Oct 14, 2008	USD	50,000,000
USD225mn 2007	12.75%	Sept. 1, 2000	Sept. 1, 2007	USD	225,000,000
USD50mn 2008	9.50%	March 5, 2004	Sept. 8, 2008	USD	50,000,000

Total (Global) USD					1,650,000,000
Bonds (EUR)
EUR200mn 2012	11.00%	July 27, 2004	July 27, 2012	EUR	259,240,000
EUR150mn 2014	10.50%	Oct. 27, 2004	Oct. 27, 2014	EUR	194,430,000
EUR200mn 2009	10.50%	Feb. 11, 2004	Feb. 11, 2009	EUR	259,240,000

Total (EUR)					712,910,000
Commercial Banks	Various	Various	Various	USD	232,949,465
Other Commercial (Export Credit)	Various	Various	Various	USD, JPK, GBP, CAD, EUR	243,535,981

Total					5,044,362,174

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights.

External Public Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2005
	%				(in US$)
Multilateral Organizations
World Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR	423,884,549
Inter-American Dev. Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR, UOA	592,064,725
Others	Various	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	181,891,438

Total Multilateral Organizations					1,197,840,712
Foreign Governments (including Original Loans and Paris Club)	Various	Various	Various	USD, JPK, GBP, CAD, EUR	868,693,898

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2005
	%				(in US$)
Bonds (Global) USD
USD400mn 2011	11.75%	May 1, 2001	May 15, 2011	USD	400,000,000
USD300mn+US$125mn 2017	10.63%	June 20, 2002	June 20, 2017	USD	425,000,000
USD250mn 2022	11.63%	Dec. 19, 2001	Jan. 15, 2022	USD	250,000,000
USD250mn 2005	10.88%	June 10, 1998	June 10, 2005	USD	250,000,000
USD50mn 2008	9.00%	Oct 14, 2003	Oct 14, 2008	USD	50,000,000
USD225mn 2007	12.75%	Sept. 1, 2000	Sept. 1, 2007	USD	225,000,000
USD50mn 2008	9.50%	March 5, 2004	Sept. 8, 2008	USD	50,000,000

Total (Global) USD					1,650,000,000
Bond (EUR)
EUR 200mn 2012	11.00%	July 27, 2004	July 27, 2012	EUR	259,240,000
EUR 150mn 2014	10.50%	Feb. 11, 2004	Feb. 11, 2009	EUR	194,430,000
EUR 200mn 2009	10.50%	Oct. 27, 2004	Oct. 27, 2014	EUR	259,240,000

Total					712,910,000
Commercial Banks	Various	Various	Various	USD	41,291,465
Other Commercial (Export Credit)	Various	Various	Various	USD	46,784,954

Total					4,517,521,029

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights, which are units of measure derived from a group of currencies which constitute the International Monetary Fund loan portfolio; UOA = Units of Accounts, which are units of measure derived from a group of currencies which constitute the Inter-American Development Bank loan portfolio; GBP = British Pound Sterling.

External Guaranteed Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2005
	%				(in US$)
Multilateral Organizations
Inter-American Dev. Bank	Various	Various	Various	USD	41,356,911
Others	Various	Various	Various	USD, EUR	72,570,353

Total Multilateral Organizations					113,927,264
Foreign Governments (including Original Loans)	Various	Various	Various	USD	20,291,494

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2005
	%				(in US$)
Commercial Banks	Various	Various	Various	USD	191,658,000
Other Commercial (Export Credit)	Various	Various	Various	USD, CAD	196,751,027

Total					522,627,785

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; EUR = Euro.

Bank of Jamaica Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2005
	%				(in US$)
Foreign Governments (including Original Loans)	Various	Various	Various	USD	4,213,360

Total					4,213,360

(1)	LEGEND: USD = United States Dollar; SDR = Special Drawing Rights.

THE MONETARY SYSTEM

Bank of Jamaica

The Bank of Jamaica was established in 1960 pursuant to the Bank of Jamaica Act 1960 and commenced operations in 1961. The Bank of Jamaica Act, together with the Banking Act 1992, provides the Bank of Jamaica with the statutory authority for regulating the activities of the banking system. Currently, amendments to the Bank of Jamaica Act designed to give greater autonomy to the Bank of Jamaica are being considered by a Joint Select Committee of Parliament and are expected to be enacted.

Amendments to the Banking Act and the Bank of Jamaica Act designed to strengthen the Bank of Jamaica’s oversight in banking activities became law in October 1997 and March 2002, respectively. Amendments to the Financial Institutions Act, which regulates other financial institutions such as finance houses and merchant banks, and the Building Societies Act, which regulates building societies, also became law in October 1997 and March 2002, respectively. See “— The Financial System” and “— Legislation and Regulation”. Amendments to the Bank of Jamaica Act, subjecting money transmitters and remittance agencies to licensing regimes and regulations comparable to those applicable to other institutions that deal with approved foreign currency, became law in January 2004. These amendments will bring Jamaica in line with the Financial Action Task Force’s (FATF) 40 revised recommendations

In addition to its operations relating to the issue and redemption of currency and as banker to Jamaica, the Bank of Jamaica’s primary role has shifted to the development and implementation of monetary policies aimed at achieving Jamaica’s inflation objectives and maintaining long-term stability in the foreign exchange market. As the banking supervisory authority, the Bank of Jamaica is also required to ensure the soundness and development of the financial system pursuant to the Banking Act.

Money Supply and Interest Rates

The monetary base expanded by 11.2 % in 2004, following increases of 13.3% and 4.2% in 2003 and 2002, respectively. The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica. The lower growth rate in 2004 was primarily reflected by a lower rate of increase in currency in circulation as compared to 2003. The level of money supply (M2) grew by 15.1% in 2004, relative to growth of 11.2% in 2003 and 13.0 % in 2002. The expansion in M2 in 2004 was largely reflected by an increase in narrow money, which is comprised of in the hands of the public and demand deposits. Currency in the hands of the public increased by 15.1% while demand deposits increased by 28.0% in 2004 as compared to 2003.

Against the background of low inflation and a reduction in the cash reserves ratio, the commercial banks weighted average loan rate declined from 19.5% at 31 December 2001 to 18.3% at 31 December 2002. The weighted average loan rate subsequently increased to 19.3% at 31 December 2003, following an increase in the rates on the Bank of Jamaica’s open market instruments in March 2003. However, by 31 December 2004, the weighted average loan rate had declined to 17.7 % following reductions in the rates on the Bank of Jamaica’s open market instruments during the year.

The following tables show determinants of money supply and interest rates for the five years ended December 31, 2004:

Money Supply

	2000	2001	2002	2003	2004
	(in millions of J$)
Narrow Money (M1)	38,111.4	45,310.0	51,480.8	55,254.6	67,730.8
Currency	17,583.6	18,744.9	20,366.2	23,145.4	26,643.1
Quasi-Money(1)	94,886.4	100,751.5	113,539.3	128,238.0	143,510.9
Monetary Base(2)	34,412.5	34,309.8	35,757.8	40,526.3	45,055.6
Broad Money (M2)	132,977.8	146,061.6	165,020.2	183,492.6	211,241.7

(1)	Quasi-money comprises time deposits and savings deposits.

(2)	The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica.

Source: Bank of Jamaica.

Interest Rates

	2000	2001	2002	2003	2004
	(%)
Weighted Average Loan Rate	22.1	19.5	18.3	19.3	17.7
Weighted Average Time Deposit Rate	12.2	10.1	8.9	8.7	7.8
Treasury Bill Yield(1)	20.2	17.0	17.0	22.1	14.9

(1)	Tenors of treasury bills are approximately 182 days.

Source: Bank of Jamaica.

During the five years ending December 31, 2004, the yield on 182-day treasury bills declined from 20.2% in 2000 to 17.0% in 2001 and 2002, increased to 22.1% in 2003 and subsequently declined to 14.9% in 2004. At December 2004, the treasury bill yield was 14.4% for bills of 92 days’ maturity, 14.9% for 182 days maturity and 16.1% for bills of 365 days’ maturity. This compares to yields of 22.4%, 22.1%, and 23.9% on bills of 92 days’ maturity, 182 days’ maturity and 365 days’ maturity, respectively at December 31, 2003. The increase in yields in 2003 was the result of a notable increase in interest rates by the Bank of Jamaica on its open market instruments in order to dampen the strong demand for foreign exchange that emerged in the first quarter of the year. The significant change in yields in 2004 as compared to 2003 was the result of the reduction in interest rates by the Bank of Jamaica given the relatively stable macroeconomic conditions.

The Bank of Jamaica monitors the level of liquid assets outstanding to ensure that at all times supervised financial institutions meet their statutory liquidity obligations. The liquid assets requirement for deposit taking institutions was 23.0% at December 31, 2004 and commercial banks held excess liquid assets of J$21.4 billion above the statutory minimum requirements.

In the summer of 1998, the Bank of Jamaica announced its medium-term goal to reduce cash reserve requirements for commercial banks. As a first step towards meeting this goal, the Bank of Jamaica reduced in increments the reserve requirement for commercial banks from 25% prior to August 1998 to 17% in May 1999, thereby equalizing the cash reserve requirement for commercial banks and other deposit-taking institutions. Having equalized the cash reserve requirement, further reductions were gradually effected, resulting in an overall reduction to 9.0% at December 31, 2004.

The Financial System

Jamaica’s financial system is integrated with regional and international financial markets. Since the beginning of the liberalization process in 1991 until 1994, the banking and insurance services sector expanded significantly. Since 1995, however, the financial system has undergone consolidation as a result of a combination of closures and mergers. At December 31, 2004, there were six commercial banks, five merchant banks and finance houses and four building societies in operation in Jamaica.

At December 31, 2004, the assets and liabilities of commercial banks amounted to J$344.4 billion, representing a 9.9% increase over December 31, 2003. On the asset side, total loans and advances were J$113.4 billion at 31 December 2004, representing an increase of 14.3% compared to 2003. On the liabilities side, total deposits were J$228.4 billion in 2004, representing an increase of 14.9% compared to 2003.

The total assets and liabilities of deposit-taking financial intermediaries other than commercial banks (i.e., building societies, merchant banks and finance houses) were J$131.2 billion at December 31, 2004, representing an increase of 18.4% over 2003. Outstanding loans and advances in these entities at December 31, 2004 was J$36.1 billion, representing an increase of 20.2% from 2003, while deposits were J$70.2 billion, representing an increase of 21.7% from 2003.

Legislation and Regulation

Laws and regulations governing the financial sector include:

•	The Bank of Jamaica Act 1960;

•	The Financial Institutions Act 1992;

•	The Banking Act 1992;

•	The Securities Act 1993;

•	The Building Societies Act and the related Bank of Jamaica (Building Societies) Regulations Act 1995;

•	The Industrial and Provident Societies Act and the related Bank of Jamaica (Industrial and Provident Societies) Regulations 1995;

•	The Insurance Act 2001; and

•	The Financial Services Commission Act 2001.

Parliament amended the Industrial and Provident Societies Act in 1997 to remove the ability of these institutions to accept deposits without the written authority of the Minister of Finance and Planning.

Jamaica implemented the Financial Institutions Act and the Banking Act in 1992 to provide for, among other things, a standardized legal framework for the operations of commercial banks and other licensed deposit-taking intermediaries, including minimum capital adequacy standards. In addition, these acts provide the Bank of Jamaica, in certain instances, and the Minister of Finance and Planning, in others, with the means to take actions such as issuing “cease and desist” orders and assuming temporary management of such institutions when there is evidence of unsound banking practices or where the institutions’ financial viability is in jeopardy.

Between 1995 and 1996, the Bank of Jamaica disseminated eight “Standards of Self-Governance” to the supervised institutions relating to capital management, credit risk management, liquidity management, securities portfolio management, interest rate risk management, foreign exchange risk management, internal controls and real estate appraisal management. In 2001, a ninth standard was issued to the industry concerning country and transfer risk and in 2002, the tenth standard (“Management or Investment of Customers’ Funds”) was issued. During 2004

‘Guidelines for Fit & Proper Assessments’ were issued which set out the criteria for Bank of Jamaica’s own reviews and the reviews expected of entities in their own assessments of individuals for board and management positions. Additional standards concerning market risk and consolidated supervision are also currently being developed.

In order to strengthen the existing regulatory framework, in light of the difficulties in the financial sector, Parliament passed amendments to the Banking Act, the Financial Institutions Act, the Building Societies Act and the Industrial and Provident Societies Act in October 1997. Some features of these amendments include:

•	empowering the Minister of Finance and Planning to take control of the shares of any licensee that is no longer viable, to effect a sale of the licensees’ shares or assets or to restructure the entity in the interest of its depositors;

•	empowering the Supervisor of Banks to issue “cease and desist” orders in respect of financial institutions experiencing problems and to require special audits of these institutions;

•	enhancing the existing “fit and proper” criteria which relate to directors, significant shareholders and senior management of licensees;

•	tightening credit limits for unsecured lending, and prohibiting the issuance of unsecured credit to any affiliated parties;

•	imposing a lower ceiling on total lending to or investment in all affiliated parties

•	tightening investment limits;

•	reducing the non-accrual period for interest on non-performing loans from six months to three months;

•	imposing minimum solvency standards and risk-based criteria;

•	specifying the obligations of bank auditors in the presentation of findings and imposing obligations on auditors to report irregularities to the Bank of Jamaica;

•	allowing for the examination of the accounts of holding companies of supervised financial institutions; and

•	prohibiting industrial and provident societies from taking deposits without written authorization from the Minister.

These revisions provide the Bank of Jamaica, in certain instances, and the Minister, in others, with a wider range of sanctions and greater powers of intervention to use with respect to troubled financial institutions. See also “Public Finance — Financial Sector Restructuring — Improvements in the Legislative Framework”.

In March 2002, further amendments were made to Jamaican banking laws to grant the Bank of Jamaica expanded powers to supervise financial institutions with deposit-taking capability. These amendments include:

•	the transfer to the Bank of Jamaica of powers of the Minister to assume temporary management of deposit-taking institutions in the event that the Bank of Jamaica believes that such an intermediary is, or appears, unlikely to meet its obligations;

•	the granting to the Bank of Jamaica of powers to assess fines for specific offences under the Banking Act and Financial Institutions Act;

•	the granting to the Bank of Jamaica of power to require a deposit taking institution to legally separate its banking operations from investment activities undertaken on behalf of investor clients;

•	the granting to the Bank of Jamaica of power to effectively carry out consolidated supervision of banks and other companies which are members of a group of which the bank is a member;

•	the broadening of the types of cases in which a bank may disclose information concerning specific customer accounts.

These revisions have significantly increased the scope of the Bank of Jamaica’s regulatory authority, including its powers of intervention, by expanding the Bank of Jamaica’s ability to temporarily manage troubled financial institutions. See also “Public Finance — Financial Sector Restructuring — Improvements in the Legislative Framework”.

Additionally on February 12, 2004, amendments were passed to the Bank of Jamaica Act, which effectively brought all operators of remittance companies or agencies under the supervisory ambit of the Bank of Jamaica. The supervisory regime involves a licensing requirement which entails fit and proper due diligence checks and assessment of their systems and procedures prior to licensing. The licensing review has commenced and the regime going forward will include both off and on site examinations and assessments.

Regulatory powers are also currently being further expanded by amendments to the Bank of Jamaica Act to expand the Bank’s ability to share information with other Supervisors in keeping with the FATF revised 40 Recommendations on Anti-Money Laundering and the Combating of the Financing of Terrorism. Similarly, regulatory powers of sanction are being expanded to expressly deal with breaches by financial institutions of their obligations under the Money Laundering Act. This is being achieved by amendments to the Banking Act, the Financial Institutions Act and the Bank of Jamaica (Building Societies) Regulations Act. These amendments to the Banking Act and Financial Institutions Act were passed into law in December 2004. As regards the Bank of Jamaica (Building Societies) Regulations, the amendments were passed in Parliament in February 2005.

Deposit Insurance

In March 1998, Parliament passed the Deposit Insurance Protection Act, designed to protect depositors through the establishment of a Deposit Insurance Scheme, or the Scheme. The Deposit Insurance Act established the Jamaica Deposit Insurance Corporation which administers the Scheme and ultimately the Deposit Insurance Fund, or the Fund. The financial institutions covered under the Scheme are all commercial banks, merchant banks and building societies, and all deposits (excluding government deposits and inter-bank deposits) held at these institutions are insured under the Scheme. The insured institutions must contribute to the Fund by paying initial and annual premium which will be used to pay depositors in circumstances where an insured institution is unable to meet its deposit liabilities.

When the Scheme was established the coverage limit was J$200,000 (per depositor, per institution), but was increased to J$300,000 on July 31, 2001. As at October 31, 2004, the coverage provided by the Jamaica Deposit Insurance Corporation protected approximately 96.6% of accounts in licensed institutions or 28.8% of the total value of deposits held in insured financial institutions.

In addition, the Deposit Insurance Act also provides for the sharing of information between the Bank of Jamaica and the Jamaica Deposit Insurance Corporation, to enable the Corporation to be fully apprised at all material times of the financial condition of the institutions it insures.

Credit and Provisioning Regulations

Jamaica has substantially completed regulations which will provide specific legal guidelines for credit classification, required levels of provisioning for bad and doubtful debts and other related matters (e.g., credit renegotiations). Among other things, these regulations will codify the Bank of Jamaica’s approach to classifying credits into defined loan categories and also stipulate specific provisioning levels. The supervised institutions are all already in compliance with the proposed regulations although they have not yet been enacted by Parliament.

Capital Adequacy Regulations

The Minister of Finance approved regulations dated March 8, 2004 which established minimum risk-based capital standards for commercial banks and licensed financial institutions. These regulations introduce the concept of Tier I and Tier II capital utilized by regulators internationally, which define eligible components and provide the framework for assigning risk weights to on and off balance sheet items. Under the regulations, the overall minimum capital to be maintained in relation to risk assets is 10%. At December 31, 2004, all supervised institutions were in compliance with the proposed regulations. Parliament is currently considering the proposed regulations and Jamaica expects them to be enacted.

Qualifications of Auditors Regulations

The Bank of Jamaica has drafted regulations that specify the standards for auditors in undertaking an external audit of a supervised financial institution. Among other things, such criteria relate to the independence, experience and academic qualification of the external auditors. These proposed regulations would also require prior notification to the Bank of Jamaica of proposed appointments. The Bank of Jamaica would also be empowered to object to the appointment of an auditor if, in the view of the Bank of Jamaica, there is evidence that such auditor is not in compliance with the provisions of the regulations.

Bank of Jamaica (Credit Unions) Regulations

The Bank of Jamaica has drafted regulations applicable to credit unions prescribing prudential criteria and minimum solvency standards covering, inter alia, essential areas such as capital adequacy, liquid assets, credit and provisioning, submission of financial statements and remedial action that can be taken by supervisory authorities with respect to problem credit unions. The industry is currently making further representations on certain areas of the regulations for consideration by the Minister of Finance, prior to finalization and passage.

Money Laundering Act and Forfeiture of Assets Act

In an effort to combat the problems of drug trafficking, Jamaica passed the Money Laundering Act in late 1996, which became effective on January 5, 1998. This legislation makes money laundering a criminal offense. In addition, financial institutions (broadly defined to include banks, merchant banks, building societies, insurance companies, securities dealers/advisors, currency exchanges and cooperative societies) are required to report suspicious transactions being conducted through accounts of their customers and establish and implement programs, procedures and systems for detecting suspicious transactions. In January 2002, money transfer and remittance agencies were designated financial institutions for the purposes of, and making them subject to all requirements under, the Money Laundering Act.

During 1999, Parliament amended the Money Laundering Act. As a consequence of these amendments, the offence of money laundering has been widened to include offences involving corruption, fraud or dishonesty. Previously, money laundering offences only related to dealing with the benefits or proceeds derived from the commission of drug offences. Additionally, the amendments make it a criminal offence for a person to disclose information or any other matter, relating to a money laundering investigation, whether proposed or being carried out, by the designated authority, except to authorized persons or under specific circumstances outlined in the legislation.

Pursuant to these amendments, financial institutions (except Cambios whose reporting limit is US$8,000) are now required to report to the Director of Public Prosecutions all cash transactions equal to or exceeding US$50,000 or the Jamaica dollar equivalent.

During 2003, the Jamaican cabinet approved the drafting of further amendments to the Money Laundering Act and Regulations to take into account changes in international requirements as stated in the revised 40 FATF recommendations. These amendments will widen the range of predicate offences, adjust threshold reporting requirements, provide an avenue for the future regulation of “gatekeeper” professions, treat with funds transfer activities, and expand the range of tools available for investigation and prosecution of money laundering offences. The requisite Bill was tabled in Parliament and is currently before a Joint Select Committee of Parliament for review.

Additionally, in 2004 the Bank of Jamaica upgraded its Anti-Money Laundering Guidance Notes (originally issued during the 1990s) to include, inter alia, provisions consistent with the revised FATF 40 Recommendations of 2003 and the Eight Special Recommendations for Terrorist Financing. The Guidance Notes took effect from August 2004 and provide specific guidance to all institutions supervised by the Bank of Jamaica on the detection and prevention of Money Laundering and the Financing of Terrorism. Further revisions to the Guidance Notes were issued in March 2005 to incorporate among other things, the recent Ninth Recommendation of the FATF on combating of terrorism financing.

The Drug Offences (Forfeiture of Proceeds) Act

Jamaica also passed a Drug Offences (Forfeiture of Proceeds) Act in 1994 which became effective that same year. This legislation allows Jamaica to confiscate assets which are used to facilitate drug trafficking. The statute also allows the Jamaican authorities to confiscate assets acquired with the proceeds from the sale and distribution of illicit drugs.

The Jamaican Cabinet has also approved drafting instructions on a Proceeds of Crimes statute. The Proceeds of Crime Act will broaden the range of offences (to include all serious crimes) the proceeds of which may be subject to forfeiture. The proposed statute will also address critical issues relating to the investigatory tools necessary to proceed with forfeiture actions, and incorporate new concepts for “civil forfeiture” (i.e. forfeiture without criminal conviction) and “criminal lifestyle”, which effectively acts as a reversal of the burden of proof as regards the acquisition of assets suspected to be derived from or used in connection with criminal activity. The Proceeds of Crime Act will also seek to address all the loopholes currently hampering investigative and prosecutorial efforts to combat money laundering that exist under the current Drug Offences (Forfeiture of Proceeds) Act. The Drug Offences (Forfeiture of Proceeds) Act, which was promulgated in 1994, is designed to provide a scheme for depriving persons who have been convicted of specified drug crimes of the benefits of their illicit activity. The Proceeds of Crime Bill was reviewed and passed by the Legislation Committee of Cabinet and is now being finalized for tabling in Parliament.

Terrorism Prevention Bill

The Terrorism Prevention Bill was tabled in Parliament in October 2003 to give effect to the UN Convention on the Suppression of the Financing of Terrorism as well as to various other UN Security Council resolutions. This Bill will impose reporting obligations on financial institutions which will assist the authorities in identifying, tracing and ultimately forfeiting assets owned or controlled by terrorists, and will provide law enforcement with the widest range of investigative tools to achieve these objectives. The Terrorism Prevention Bill was passed by the Parliament in March 2005.

The Financial Investigations Division Bill

The Financial Investigations Division Bill was tabled in Parliament in 2004 and is currently before a Joint Select Committee of Parliament for review. This Bill proposes to give the existing Financial Investigations Division (FID) of the Ministry of Finance the necessary statutory powers and protections to carry out that Division’s mandate of investigating and prosecuting financial crime including money laundering, the financing of terrorism. The statute will also grant to the FID powers to carry out seizure and forfeiture proceeding with regards to proceeds of or instrumentalities used in financial crimes.

The FID also operates as Jamaica’s Financial Intelligence Unit (FIU) and the passage of the statute will assist the FID in attaining membership with the Egmont Group of FIU.

Performance Targets

As part of its overall financial sector stability monitoring strategy the Bank of Jamaica implemented a program of quarterly performance targets with a view to ensuring that all supervised entities meet certain minimum prudential and regulatory standards. Performance targets are set with each institution in certain key operational areas which include capital adequacy in relation to risk management and non-performing loans, asset quality, earnings and liquidity. The Bank of Jamaica assesses each institution’s adherence to the prescribed targets on an ongoing basis through on-site and off-site monitoring.

The Stock Market

The Jamaica Stock Exchange, or JSE, is the oldest and largest stock exchange in the English-speaking Caribbean. It was established as a private limited company in August 1968, and floor trading commenced in

February 1969. The JSE is a self-regulatory organization, although the Financial Services Commission has regulatory oversight. The JSE has in place a comprehensive code of rules governing members’ conduct and market operations, and has not experienced any market scandal during its 36-year history. The Financial Services Commission also regulates the Jamaican securities industry. Transactions done on the floor of the JSE are settled using a T+3 cycle.

The JSE has undertaken several modernization initiatives in recent years. In 1997, the JSE established a formal relationship with the CUSIP Service Bureau for the assignment of international securities identification numbers (ISIN) for Jamaican securities. In 1998, the Jamaica Central Securities Depository Limited, designed in conformity with G-30 standards, was incorporated as a legal entity and began operations on June 1, 1998. In February 2000, the JSE introduced automated trading, and as of May 2000 all securities listed on the JSE are traded remotely from brokers’ offices.

A total of 5.2 billion shares (including blocks) traded in 2004, an increase of 21.1% from the 4.9 billion shares traded in 2003. The value of shares traded in 2004 amounted to J$36.0 billion, an increase of 48.5% from 2003. For the first three months of 2005, 920 million shares traded (including blocks), with a total value of J$18.0 billion. In November 2004, Radio Jamaica Limited raised J$258.7 million via a non-renounceable Rights Issue of 57.5 million ordinary shares of J$0.50 each at J$4.50. The JSE ended 2004 with 41 listed companies due to the delisting of West Indies Pulp and Paper on December 10, 2004.

The stock market index grew 66.7% from January 1, 2004 to December 31, 2004. In 2004, the index peaked at 122,953.8 points in December and registered a low of 67,599.5 points in January before ending at 112,655.5 at December 31, 2004. On March 31, 2005, the index closed at 111,931.2 points, representing a 0.6% decrease since the beginning of 2005.

At December 31, 2004, market capitalization totaled J$879.3 billion, up 71.4% from 2003. The top 10 listed companies account for approximately 14.1% of market capitalization, with the top three listed companies accounting for 4.7% of market capitalization at December 31, 2004. At March 31, 2004, there were 37 domestic companies and four foreign companies listed on the JSE, and market capitalization totaled J$874.7 billion.

The following table shows yearly trading data for the Jamaica Stock Exchange for the years 2000 to 2004:

Jamaica Stock Exchange Trading Data

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers
	(in millions of J$)	(in millions of J$)
2000	160,135.7	3,441.1	28,893.2	45	8	(1)
2001	197,717.5	5,948.4	35,723.6	43	10
2002	292,297.9	7,636.9	45,396.2	41	10
2003	512,884.4	24,237.3	67,586.7	42	10
2004	879,297.2	35,994.8	112,655.5	41	11

(1)	Only six active brokers.

Source: Jamaica Stock Exchange